Brookfield Asset Management
2005 ANNUAL REPORT

In Profile
Brookfield is an asset manager. Focused on property, power and infrastructure assets, the company has approximately $50 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.
OPERATIONS
CONTENTS
2	Letter to Shareholders

6	Investment Principles

8	Management’s Discussion and Analysis

43	Consolidated Financial Analysis and Information

59	Consolidated Financial Statements

98	Corporate Governance

99	Board of Directors and Management

101	Shareholder Information

Financial Highlights

AS AT AND FOR THE YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2003

Per fully diluted common share
Cash flow from operations	$3.28	$2.32	$2.14
Cash return on equity	21%	19%	18%
Market trading price — NYSE	$50.33	$36.01	$20.36
Net income	$6.12	$2.02	$0.78
Dividends paid	$0.59	$0.55	$0.49

Total
Assets under management	$49,700	$27,146	$23,108
Consolidated balance sheet assets	$26,058	$20,007	$16,309
Revenues	$5,256	$3,899	$3,370
Operating income	$2,355	$1,825	$1,532
Cash flow from operations	$908	$626	$590
Net income	$1,662	$555	$232
Diluted number of common shares outstanding	270	272	271

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Letter to Shareholders
OVERVIEW
In 2005, we reported net income of $1.7 billion or $6.12 per share. While we are pleased to achieve this result, you will note that it included a sizable investment gain. As a result, investors should not expect that we will generate similar results in 2006.
On a more relevant basis, we achieved cash flow from operations of $908 million or $3.28 per share, an increase of 45% over 2004. The increase achieved during the year exceeds our long-term goal, as well as our expectations at the start of the year. This growth was largely due to higher power prices, an increased contribution from assets under management and stronger residential property margins.
These higher cash flows, the low interest rate environment and higher energy prices led to a substantial rise in the underlying values of many of our operations. The higher intrinsic value of our business was translated by investors into an increase of 40% in the price of our shares over the year, and a total return inclusive of dividends of 42%. Below are the results for the past 20 years and we would be pleased if we could come close to maintaining this level in the future.

YEARS	Brookfield	S&P	TSX

5	42%	1%	7%
10	25%	10%	11%
20	16%	12%	10%

And, while it is very satisfying to see our share price respond to the growth in our cash flows, shareholders should be cautioned not to expect stock market growth over the longer term in excess of the growth in the value of our underlying operations. We do, however, believe that given the high quality assets we own, the liquidity we possess for reinvestment at enhanced returns, and the continued evolution of our business into a less capital intensive asset manager, we should be able to increase the value of your investment on a risk adjusted basis, greater than the underlying assets would themselves otherwise generate.
From an overall perspective, we achieved a number of our key goals in 2005. We monetized our last major position in the cyclical resource industry, and both organically and through acquisitions added assets to each of our core operating groups. We also made significant progress in establishing ourselves as an asset manager of choice for institutional and private investors seeking property, power and infrastructure investments.
We increased our assets under management to approximately $50 billion with the successful launch of a number of new funds. Based on the premise that investors will continue to look for high quality, long-life cash flow generating assets, our goal is to expand the assets we have under management in the next five years, with most of the growth coming from third parties. And, while this is a strategic goal, we will only expand our operations to the extent that we can earn appropriate risk adjusted returns on capital deployed.
In recognition of our evolution to an asset manager and to ensure we operate world-wide under one unified name, we recently changed the name of the company to Brookfield Asset Management Inc. While changing a name that has over 100 years of history operating around the world is not to be done lightly, this was the most effective way to accomplish our goal of establishing one common brand name for our entire operating platform. So far, we are pleased with the results.
GOALS AND STRATEGY
As in the past, we thought it is important to review our Investment Principles, as well as the key objectives for achieving our goals. This way, you continue to have a consistent framework to measure our performance.
Our long-term goal is to achieve a compound 12% growth in cash flows from operations on a per share basis. This may not occur consistently each year, but we believe we can achieve this objective over the longer term by continuing to focus on four key operating strategies:
•	Establish ourselves as an asset manager of choice for investors seeking exposure to infrastructure type assets. As we continue to increase the number of assets we manage for others through funds, co-investments or public securities, we enhance our returns through performance-
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based management fees, diversify our risk and broaden the scale of transactions that we can undertake.

•	Own, manage and build high quality long-life cash generating assets that require minimal sustaining capital and have some form of barrier to entry, which as a result favour these assets to appreciate in value. Today we are primarily focussed on property, power and infrastructure assets.

•	Maximize the value of existing operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require high initial capital investment, have relatively low variable costs and can be leveraged on a low-risk basis, even a small increase in top-line performance results in a much higher percentage contribution to the bottom line.

•	Base our investment decisions on disciplined return-on-capital metrics, measured by their impact to the company on a per share basis.
SUMMARY OF 2005
Property
In our property operations, we added 11 million square feet and leased over 4.5 million square feet in our 59 million square foot portfolio. Occupancy increased to 94%. The announcement of a two million square foot head office tower by Goldman Sachs, to be constructed at our World Financial Center complex in New York, ensures that the World Financial Center remains the home of many great global companies.
We established a $1.75 billion Canadian Core Property Fund with the purchase of O&Y Properties. This 10 million square foot portfolio is comprised of 24 office properties, and includes the 2.8 million square foot First Canadian Place office tower in Toronto. Our ownership in the Fund is 25%.
We continued to increase our investment in Opportunistic Property assets, and in total acquired $400 million of assets in 2005, including a portfolio of industrial properties totalling approximately three million square feet in seven major U.S. markets.
We expect to soon close our Brazilian Retail Real Estate Fund. The Retail Fund will be seeded with selected shopping centres that we currently own in Brazil and therefore will be approximately 40% invested on closing. Our interest in the Fund will be approximately 33%.
In our European operations, we acquired 80% of the 550,000 square foot 20 Canada Square office property at Canary Wharf in London. This is in addition to our 15% investment in the overall Canary Wharf Estate, where the demand for high quality office space continues to improve. Occupancy at Canary Wharf increased during 2005 and we received two dividend distributions totalling $183 million.
Our residential operations remain strong. The performance of these operations reflects the positive market dynamics, particularly in Alberta where the increased infrastructure investments of the oil and gas industry are expected to continue to create significant demand for new homes.
Power
Our power operations delivered positive financial and operating results in 2005, despite below average hydrology during the year in Ontario, Quebec and Louisiana. Total generation increased 34% over last year to 11,500 gigawatt hours, as a result of operational improvements and acquisitions, partly offset by the lower water levels. We also benefitted from a general increase in energy prices and the flexibility inherent in our water storage capacity which allows us to generate and dispatch power during higher priced periods.
While 80% of our power revenues are under contract for the next two years, we benefit in the short term from uncontracted power, and in the medium to longer term as below market contracts expire and are renegotiated. In the current environment, spot prices are much higher than our contracts in most of our markets. This provides an opportunity for significant top line growth, largely dependent on the pricing of natural gas which sets the marginal price for electricity in most North American markets.
We expanded the capacity of our hydroelectric power operations during the year to 3,400 megawatts through the acquisition of nine hydroelectric facilities totalling over 730 megawatts in the Northeast U.S. and Brazil. Recent acquisitions include a 50% interest in a 610 megawatt hydroelectric pump storage generating facility in northern Massachusetts, 50% of a 30 megawatt hydro facility in Brazil, and two hydro facilities with 48 megawatts of capacity in the northeast United States.
During the first month of 2006, we acquired six additional hydro facilities totalling 90 megawatts in Maine and Ontario, and we continue to pursue further add-on acquisitions to expand
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our power operations, primarily in the markets where we are currently located.
Timber and Infrastructure
We established the Island Timber Fund early in 2005. This Fund, 50% owned by us, acquired 635,000 acres of high quality Canadian west coast timberlands for approximately $775 million. These operations performed in line with expectations in our first nine months of ownership, which facilitated the issue of $410 million of 19-year average 6.0% debt, with recourse only to the Fund’s timberlands.
We merged our East Coast timber assets with those of Fraser Papers to form the Acadian Timber Income Fund, which was taken public through the sale of units to retail and institutional investors in early 2006. We manage the Trust and own approximately 25%.
We also continue to review opportunities within our timberland holdings for higher and better uses, and over time expect to convert some of these lands to residential and recreational developments, with the assistance of our other real estate operations.
Our electrical transmission operations performed on plan, and we successfully completed an expansion of our Northern Ontario transmission system during 2005. This investment of approximately $50 million provided an attractive rate base return for these operations.
Specialty Funds
We added resources to our operations managing real estate and fixed income securities with an acquisition in early 2005. As a result, managed assets have increased to $20 billion, including the completion of a $435 million equity offering for a closed-end mortgage investment trust established on a private placement basis to U.S. investors.
Our Real Estate Finance group concluded just under $1 billion of largely real estate mortgage loans. In addition, the sale of our investment in Criimi Mae was completed. We generated first quartile returns in the first three years of this group’s operation.
Tricap advanced a number of restructuring initiatives during the year. Notable transactions included assisting Western Forest Products acquire the Cascadia timber operations, which will facilitate an industry restructuring. We also completed a successful operational and financial restructuring of steel fabricator, Vicwest, and disposed of our interest at over four times the original invested capital. In addition, the Ontario Court recently approved Stelco’s emergence from creditor protection, with Tricap owning a 35% equity interest in the restructured company.
Our Bridge Lending Group was active during the year. Committed capital increased to $1 billion and $800 million of bridge loans were closed in 2005.
We intend to continue to expand the number of specialty fund offerings and assets under management in these areas during 2006.
INVESTMENT APPROACH
Our investment approach continues to be focussed on high quality cash producing assets, which by virtue of the type of asset, location or barriers to entry, should appreciate in value in contrast to many other assets that generally depreciate over time.
In this regard, we recently came across a paragraph in the book “The Aggressive Conservative Investor,” co-authored by longtime value investor Martin J. Whitman. On page 108 it states:
“For example, in certain areas of real estate accounting, depreciation charges are an economic fiction; much of well-maintained, well-located real estate does not depreciate over time, even though for financial accounting and tax purposes, the property is depreciated.”
We agree fully with Mr. Whitman. In fact, when reviewing the value of the commercial properties we own, we have generally found the required depreciation provisions to be substantially overstated. We also believe this to be true for our hydroelectric power plants, our timber, and most of our other infrastructure assets. This is the principal reason why we measure our performance based on the cash flow generated from the operations, less sustaining capital expenditures, and add to this the annual increase in intrinsic value to determine our return on assets. There are some exceptions, but in general, this applies across most of our chosen asset classes.
In addition, as a portion of the increase in intrinsic value of our type of asset results from capital appreciation, the timing of when taxes are paid is also important to overall returns. Under
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taxation laws, capital appreciation is not taxed until an asset is sold, but we are able to deduct depreciation against current income. Accordingly, over time the intrinsic value increase can be greater for the assets we own, than that of assets which conversely generate the bulk of their income up front, deplete in value over time and pay substantial current income taxes.
The challenge for us and other like-minded investors is that many people look principally at price-earnings multiples, and therefore do not focus on the cash flows being generated, or the significant extra returns that accrue from the appreciation in the value of assets. As we build our asset management operations, we therefore are continuing to review opportunities to ensure that the intrinsic value of our operations attracts appropriate recognition in the market place.
SUMMARY
Our primary objective continues to be generating increased cash flow, and as a result, higher intrinsic value on a per share basis. To do this, we aim to establish Brookfield as an asset manager of choice for institutions and other investors.
We remain committed to investing capital for you and our partners, in high quality, simple to understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital we employ.
Lastly, while I personally sign this letter, I respectfully do so on behalf of all of our people, who help to produce the results for you. Please don’t hesitate to contact any of us, should you have suggestions, questions or comments.
J. Bruce Flatt
Managing Partner & Chief Executive Officer
February 10, 2006
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Investment Principles
GUIDELINES
Invest in areas where we possess a competitive advantage.
Acquire assets on a value basis with a goal of maximizing return on capital.
Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital.
Recognize that superior returns involve hard work and often require contrarian thinking.
MEASUREMENT OF OUR SUCCESS
Measure success over the long term by total return on capital on a per share basis.
Seek profitability rather than growth, because size does not necessarily add value.
Encourage taking calculated risks, but compare returns with risk.
Be prepared to sacrifice short-term profit, if necessary, to achieve long-term returns.
PHILOSOPHY
Build the business based on honesty and integrity in order to enhance our reputation.
Attract and retain high calibre individuals who will grow with us over the long term.
Ensure that our people think and act like owners in all their decisions.
Maintain an open exchange of information and strategies among all constituencies.
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Financial Results
CONTENTS

Management’s Discussion and Analysis of Financial Results

Introduction	8

Performance Measurement	9

Overview of 2005 Performance	10

Operations Review	14

Capital Resources and Liquidity	33

Business Environment and Risks	38

Outlook	42

Consolidated Financial Analysis	43

Supplemental Information	54

Report of Independent Registered Chartered Accountants	59

Consolidated Financial Statements	60
This section of our annual report includes management’s discussion and analysis of our financial results (“MD&A”), our consolidated financial statements for the most recent year and the report of the Corporation’s auditors. The MD&A is intended to provide you with an assessment of our performance over the past two years as well as our financial position, performance objectives and future prospects.
The information in this section should be read in conjunction with our audited consolidated financial statements, which are included on pages 59 through 96 of this report. Additional information, including the company’s Annual Information Form, is available on the company’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. For additional information on each of the five most recently completed financial years, please refer to the table included on page 97 of this report.
Disclosure Controls
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators Multilateral Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2005 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them within those entities.

Brian D. Lawson	Bryan K. Davis
Managing Partner and Chief Financial Officer	Managing Partner, Finance

February 10, 2006
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Management’s Discussion and Analysis of Financial Results
INTRODUCTION
Brookfield is an asset management company. Our cash flows and earnings are based on the profits generated by our operations, as well as the fees that we earn by managing these activities on behalf of co-investors. The value of our company will grow to the extent that we increase the value of our invested capital and the contribution received from asset management fees.
We conduct most of our operations through public and private entities that are owned in partnership with institutional and other investors. A number of these entities are funds that are managed by us pursuant to contractual arrangements whereby we earn asset management and other fees. Our ability to earn management fees is important to our success in that it enables us to increase our returns on invested assets without compromising on quality or our disciplined approach to financing.
We typically commit to invest between 25% and 50% of the capital in our managed funds. We believe that our ability to commit a meaningful amount of capital to a fund strongly aligns our interests with our co-investors and differentiates us from many of our competitors. Furthermore, it gives us the opportunity to earn an attractive return on our capital. The fees we earn for managing these funds typically includes a base fee in respect of ongoing services, a performance fee that represents a portion of the amount by which investment returns exceed a predetermined threshold, and transaction fees in respect of certain activities.
Funds are established in several ways. Often we establish a fund with co-investors to complete a specific acquisition. This fund may then, in certain circumstances, serve as a platform to expand the assets and operations within the fund. Alternatively, we may establish a fund with a specific mandate to seek out investment opportunities. The strength of our balance sheet enables us to establish a dedicated team, build a portfolio and then market the portfolio and track record to potential investors. Finally, the breadth of our operating platform provides us the opportunity to seed funds with assets that we have owned and operated for many years, and which represent attractive investment opportunities for our co-investors.
We prudently finance our operations with debt and other forms of leverage that match the profile of the business and without any recourse to the Corporation. The leverage employed is reflective of the liquidity and duration of the assets and operations being financed and varies from fund to fund and operation to operation. Our policy is not to guarantee the obligations of any fund or operating entity other than our equity commitment. Funds also have the ability to raise additional equity capital from their stakeholders, including us, from the public capital markets or through private issuances.
To ensure we are able to react to investment opportunities quickly and on a value basis, we typically maintain a high level of liquidity at the corporate level. This takes the form of financial assets and committed bank term facilities. We also hold a number of direct investments that are non-core and represent additional sources of liquidity. Finally, our operations generate significant free cash flows each year, which in 2005 totalled nearly $1 billion. Our liquidity at the end of 2005 is significantly higher than usual due to the sale of a major investment during the year for proceeds of $2.7 billion.
A key objective for us is to increase assets managed on behalf of others and as a result, increase the contribution from asset management fees.
Basis of Presentation
The discussion and analysis of our financial results is organized to illustrate how our capital is invested in terms of assets under management, to show which assets are beneficially owned by us, to present the net capital invested by us in each of our operations, and to show you the returns that we earn from our invested capital and our fee generating activities. This is reflective of how we manage the business.
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All financial data included in Management’s Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), with two principal exceptions. First, the assets and liabilities are organized by business unit; and second, we measure our returns in terms of operating cash flow as opposed to net income. We present the information in this format because this is consistent with how we manage the business and believe this format is more informative for readers. We provide a reconciliation between the basis of presentation in this section and our consolidated financial statements in the Consolidated Financial Analysis commencing on page 43, and we specifically reconcile operating cash flow and net income on page 12. Note 24 to our Consolidated Financial Statements describes the impact of significant differences between Canadian GAAP and U.S. GAAP on our consolidated balance sheets and the statements of income, retained earnings and cash flow. Unless the context indicates otherwise, references in this section of the annual report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries. All figures are presented in U.S. dollars, unless otherwise noted.
PERFORMANCE MEASUREMENT
Our single most important performance measurement is operating cash flow measured on a per share basis. Our principal objective is to increase operating cash flow per share at a reasonable annualized rate, which we currently consider to be 12%, over the long term. We believe that this is the most important measure because it reflects the value of our underlying businesses and should translate into greater intrinsic value for our company over time.
Operating Cash Flow
We define operating cash flow as net income prior to items such as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations. Operating cash flow also includes dividends from our principal equity and cost accounted investments that would not otherwise be included in net income under GAAP, and excludes any equity accounted earnings from such investments. We discuss each of these items in detail on pages 49 and 50 of this report. Operating cash flow is a non-GAAP measure, and may differ from definitions of operating cash flow used by other companies.
Return on Invested Capital
We define cash return on capital as the operating cash flow per share as a percentage of the average book value per common share during the period, and for an individual operation by the operating cash flow as a percentage of the net invested capital.
One of the major opportunities to increase returns is to effectively re-invest our considerable surplus financial liquidity into higher yielding investments. At year end, we held cash and financial assets of approximately $2.6 billion that earned an average yield of 6% on equity. We also hold a number of investments and development properties that are not yet generating their full return potential. Accordingly, a key objective for us is to continually reinvest capital and convert non-income producing assets, that are not earning a current return, into opportunities that have the potential to earn an appropriate return. Having said that, it is likely that we will have a meaningful level of liquidity at any point in time to ensure we can capitalize on opportunities as they arise, and given the dynamic nature of our business there will most often be some component of our asset base that is transitional in nature.
The other opportunity to increase returns is to continue to optimize our existing operations by managing them more effectively and financing them in a manner that enhances financial returns without taking on an inappropriate level of risk. Our management teams are charged with the responsibility of doing so, and this is an important component of their own performance assessment. We have had considerable success in achieving this over the years and will continue to maintain a strong focus on this area.
Contribution from Fee Generating Activities
Fees earned during 2005 totalled $282 million, resulting in a net contribution of $98 million or $0.37 per share, after deducting directly attributable operating expenses. This is an increase of 34% over the $73 million contributed in 2004 and nearly three times the contribution in 2003. Nevertheless, we are still in our early stages of building these operations and this represented only 11% of our operating cash flow for 2005. The contribution from these fees represents cash flow above and beyond the investment
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return, and therefore our ability to increase this contribution will have a significant impact on the operating cash flow per share in the future.
We plan to increase the contribution from fee generating activities by introducing new funds and increasing the capital deployed within existing funds. Furthermore, as our existing funds mature, we expect to earn performance fees that will also increase returns. Our ability to increase fees will be dependent on our ability to introduce new funds, leverage our operating base to contain costs and the achievement of strong returns in order to earn performance fees.
OVERVIEW OF 2005 PERFORMANCE
Our 2005 financial results were the highest in the history of our company. This reflects a number of important accomplishments within our operations, which we will highlight throughout the next few pages. Results for the past three years are summarized as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2005	2004[1]	2003[1]

Revenues	$5,256	$3,899	$3,370
Net income	$1,662	$555	$232
Per share	$6.12	$2.02	$0.78
Operating cash flow	$908	$626	$590
Per share	$3.28	$2.32	$2.14
Assets under management	$49,700	$27,146	$23,108

1	Revised to conform to current presentation
Revenues increased to $5.3 billion during 2005, an increase of $1.3 billion over 2004. Property revenues increased by $0.5 billion relative to 2004, driven in large part by continued growth in residential property operations. Revenues from our power operations increased by $0.3 billion during the year. Approximately $0.5 billion of the additional revenues were generated by timberland and associated forest product operations acquired during 2005. The increase in 2004 revenues relative to 2003 was due largely to the expansion of our power operations and higher prices and volumes in our residential property operations.
Net income totalled $1.7 billion, or $6.12 per share, including an after tax gain of $1.1 billion on the disposition of our investment in Falconbridge. Operating cash flow, which excludes this gain, increased by 45% to $908 million or $3.28 per share compared with $626 million or $2.32 per share during 2004. The growth in cash flow is due to improved results within almost all of our operations.
Our principal financial objective is to increase operating cash flow per share, with a target of 12% annualized growth rate over the long term. We achieved 41% growth during 2005, and 27% annualized growth over the last three years. These results exceed our long-term expectations and, accordingly, shareholders should not expect us to generate this rate of growth on an ongoing basis. Our financial targets and results are set out in the following table:

		Three Year	Annual Results
YEARS ENDED DECEMBER 31	Objective	Results	2005	2004	2003

Operating cash flow and gains per share
Annual growth	12%	27%	41%	8%	35%
Cash return on equity per share	20%	19%	21%	19%	18%

Our cash return on equity reached 21% in 2005 as a result of the continued growth in operating cash flow, although the substantial increase in the book value of our equity due to the net income recorded during the year has increased the level of cash flow required to meet our 20% objective during 2006 to $3.87 per share based on the book value per common share at year end.
Assets under management nearly doubled to approximately $50 billion due to the continued expansion of our asset management activities, in particular within our public securities operation and through the formation of several funds during the year, including two major property and timberlands funds.
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Summary of Operating Results
The following is a summary of our financial position and operating results over the past two years:

	Assets Under	Invested Capital[1]				Operating Cash Flow[2]				Return on Capital
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net		Total	Net
MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2005	2004	2005	2004	2005	2004	2005	2004	2005	2005

Fees earned						$282	$199	$98	$73
Operating assets
Property	$16,073	$11,859	$9,802	$4,181	$3,988	1,393	973	811	540	13%	20%
Power	4,752	4,752	3,550	1,197	1,176	469	268	230	169	11%	19%
Timber and infrastructure	1,213	1,213	215	346	91	64	26	38	21	9%	17%
Specialty investment funds	19,927	499	897	499	897	54	48	54	48	8%	8%
Investments	3,386	3,386	3,606	1,293	2,375	120	124	68	113	3%	4%
Cash and financial assets	2,558	2,558	985	2,130	646	193	128	184	124	11%	13%
Other assets / disposition gains	1,791	1,791	952	1,791	952	49	123	49	123	4%	4%

	$49,700	26,058	20,007	11,437	10,125	2,624	1,889	1,532	1,211	11%	14%
Financial obligations
Corporate debt / interest		(1,620)	(1,675)	(1,620)	(1,675)	(119)	(103)	(119)	(103)	7%	6%
Property specific mortgages / interest		(8,756)	(6,045)	—	—	(519)	(321)	—	—	7%	—
Subsidiary borrowings / interest		(2,510)	(2,373)	(605)	(664)	(153)	(105)	(69)	(61)	6%	10%
Other liabilities / operating expense		(4,561)	(2,719)	(1,386)	(1,097)	(449)	(295)	(103)	(92)	7%	6%
Capital securities / interest		(1,598)	(1,548)	(1,598)	(1,548)	(90)	(79)	(90)	(79)	6%	6%
Non-controlling interests in net assets		(1,984)	(1,780)	(1,199)	(1,274)	(386)	(360)	(243)	(250)	21%	20%

Net assets / operating cash flow		5,029	3,867	5,029	3,867	908	626	908	626	20%	20%
Preferred equity / distributions		(515)	(590)	(515)	(590)	(35)	(24)	(35)	(24)	6%	6%

Common equity / operating cash flow		$4,514	$3,277	$4,514	$3,277	$873	$602	$873	$602	22%	22%

Per share		$17.72	$12.76	$17.72	$12.76	$3.28	$2.32	$3.28	$2.32	21%	21%

1	Brookfield’s invested capital, at book value

2	Brookfield’s share of operating cash flows
Operating Cash Flow
We discuss our operating results in more detail within the Operations Review starting on page 14. The principal highlights are as follows:
Fees earned increased to $282 million in 2005 with a net contribution of $98 million after associated expenses, up from a net contribution of $73 million in 2004. The increase is due to the continued expansion of our asset management activities. Highlights included acquisitions and the formation of new funds which increased assets under management by $20 billion, and provided $30 million of additional fees during the year.
Property operations contributed net operating cash flow of $811 million, an increase of 50% over 2004. Residential property results continued to exceed expectations. Core property operations benefitted from $183 million in dividends from Canary Wharf Group, which represents a 20% yield when measured over the life of our investment. The balance of our core property operations demonstrated stable growth over last year’s results, due to acquisitions in London, U.K. and Washington, D.C.
The net operating cash flow from our power generation operations increased to $230 million, an increase of 36% over 2004. We continue to expand these operations through a combination of operational enhancements, acquisitions and select greenfield developments. Although hydrology conditions during 2005 were below long term averages, we did benefit from significantly higher prices during 2005. This will become more evident in our results going forward as we renew power sale contracts, assuming prices continue at these higher levels.
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We expanded our timber and infrastructure operations substantially during the year with the formation of the Island Timberlands Fund, which owns 635,000 acres of high quality private timberlands on Vancouver Island. More recently, while not included in 2005 results, we established a publicly listed east coast timber fund. Our transmission and distribution operations in northern Ontario achieved planned results and completed a major upgrade during the year.
Contribution from our investments decreased to $68 million from $113 million in 2004 as a result of a challenging operating environment for our pulp and paper operations. This was offset in part by an increase in dividends received from our investment in Norbord.
Specialty funds include our bridge, restructuring, real estate finance and public securities operations. These operations generated net cash flow of $54 million in 2005, an increase relative to 2004 due to higher levels of invested capital.
The contribution from cash and financial assets increased relative to 2004 whereas the income from investments declined. This reflects the sale of our investment in Falconbridge during the year and the investment of the proceeds into cash and financial assets pending redeployment.
Financing charges, which represent carrying charges on debt and capital securities, totalled $278 million in 2005 compared with $243 million in 2004. The increase reflects the impact of our shift from floating to fixed rates which, despite increased carrying charges, should provide greater stability and lower cost of capital over the long term.
Operating expenses were higher in 2005, reflecting increased activity within our expanded operating platform. Non-controlling interest was higher in 2004 reflecting the interests of other shareholders in a higher level of disposition gains recorded by partially owned subsidiaries than in 2005.
Net Income
Net income increased substantially in 2005, reflecting the gain of $1.4 billion ($1.1 billion net of tax) on the sale of our investment in Falconbridge. This was offset in part by lower equity accounted earnings from Falconbridge and Norbord following the sale of our investments, and prior to reinvestment of the capital generated. Net income is reconciled to cash flow as set forth below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004[1]	2003[1]

Operating cash flow and gains	$908	$626	$590
Less: dividends from Falconbridge and Norbord	(86)	(64)	(67)
dividends from Canary Wharf	(183)	—	—

	639	562	523
Non-cash items, net of non-controlling interests
Equity accounted income from investments	219	332	43
Gains on disposition of Falconbridge	1,350	—	—
Depreciation and amortization	(290)	(169)	(110)
Future income taxes and other provisions	(256)	(170)	(224)

Net income	$1,662	$555	$232

1	Revised to conform to current presentation
Equity accounted income from Falconbridge, Norbord and Fraser Papers contributed $219 million during the year compared to $332 million for the same period in 2004. The current year included only seven months of equity accounted earnings from our investment in Falconbridge, due to the monetization of our remaining investment. Norbord continued to benefit from a strong price environment for their principal products, as well as increases in production volumes, although the contribution was lower than last year when oriented strandboard prices were particularly strong and our ownership position was higher.
12      Brookfield Asset Management   |  2005 Annual Report

We recorded a gain of $1.4 billion ($1.1 billion net of tax) on the monetization of our investment in Falconbridge during the year through the sale of approximately 121 million common shares for aggregate proceeds of approximately $2.7 billion.
Depreciation and amortization increased in 2005 due to the acquisition of additional property, power and timberland assets. We are required to record depreciation expense in a manner prescribed by GAAP; however we caution that this implies these assets decline in value on a pre-determined basis over time, whereas we believe that the value of these assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period.
Future income taxes and other provisions include non-cash charges in respect of GAAP prescribed tax obligations, including approximately $250 million related to the Falconbridge gain, as well as the impact of revaluation gains and losses. These items are discussed further on pages 49 and 50.
Financial Position
The following table summarizes key elements of our consolidated financial position at the end of the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004	2003

Total assets	$26,058	$20,007	$16,309
Net invested capital	11,437	10,125	8,913

Non-recourse borrowings	$11,266	$8,418	$6,956
Corporate borrowings	1,620	1,675	1,213
Capital securities	1,598	1,548	1,168
Shareholders’ equity	5,029	3,867	3,250

Total assets increased to $26.1 billion at December 31, 2005 from $20.0 billion and $16.3 billion at the end of 2004 and 2003, respectively. The increase is due to the continued expansion of our operations in 2005. During 2005 and 2004, we acquired additional property and power assets and also acquired timberland assets in 2005. The sale of our investment in Falconbridge during the year for proceeds of $2.7 billion generated a $1.1 billion after tax gain which is included in net income. This resulted in a substantial increase in cash and financial assets, pending redeployment, and a decrease in investments.
The net capital (i.e. assets less associated liabilities) invested in our business increased by $1.3 billion overall during 2005. The amount of net capital invested in our property operations increased by approximately $200 million, reflecting growth in our opportunity investments and core office portfolio. Net capital invested in specialty funds declined by approximately $400 million as a number of larger bridge loans were repaid during the year. The capital in our timber and infrastructure operations increased by $255 million due principally to the capital invested in the Island Timberlands Fund that we established during the year.
Our corporate financial obligations were relatively unchanged during the year and consist principally of long-term fixed rate debt and equity securities. Non-recourse borrowings increased in line with the addition of property, power and timberland assets. We finance our high quality assets with long-term fixed-rate obligations that have no recourse to the Corporation. The book value of our common equity increased to $4.5 billion from $3.3 billion due to the substantial net income recorded during the year, offset in part by dividends and share buybacks. The market value of our common equity was $13.0 billion at year end, up from $9.3 billion at the end of 2004.
Brookfield Asset Management   |  2005 Annual Report      13

OPERATIONS REVIEW
Fees Earned
Fee income totalled $282 million during 2005, which contributed $98 million, net of associated expenses, compared with a contribution of $73 million for 2004.

	Total Operating Cash Flow		Net Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004	2005	2004

Asset management	$63	$17	$20	$7
Property services	200	159	59	43
Investment	19	23	19	23

	$282	$199	$98	$73

The increasing contributions from fees enhances our return on capital because in most cases these fees either do not require an outlay of capital or are in addition to the existing investment. Our expansion of these activities will result in an increasing level of fees which, over time, should provide a very meaningful and stable component of our overall operating cash flows.
Asset Management Fees
Asset management fees represent an important area of growth for our company and will increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of a fund exceeds certain predetermined benchmarks. We also earn transaction fees for investment and financing activities conducted on behalf of our funds and other clients. These fees are relatively modest in the current period as most of our funds are less than two years old and accordingly our results reflect partial year contributions. Furthermore, performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle, and are therefore not fully reflected in these results.
The following table summarizes asset management fees and associated expenses for the past two years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Base management fees	$46	$13
Transaction fees	12	—
Performance fees	5	4

Total operating cash flow	63	17
Less: expenses	43	10

Net operating cash flow	$20	$7

As at December 31, 2005, the base management fees on established funds represent $55 million on an annualized basis.
Property Services Fees
Property services include property and facilities management, leasing and project management, as well as investment banking advisory, and a range of residential real estate services.

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Facilities, leasing and project management[1]	$47	$42
Residential real estate services	100	75
Property advisory	53	42

Total operating cash flow	200	159
Less: direct operating costs	141	116

Net operating cash flow	$59	$43

1	Includes our 40% interest in the net income of a partnership with Johnson Controls
14      Brookfield Asset Management   |  2005 Annual Report

Leasing and project management fees in 2005 include a $30 million fee for assisting in the development of Goldman Sachs’ headquarters at the World Financial Center, and in 2004 included $27 million in fees earned for completing subleases on behalf of the lead tenant at 300 Madison. Residential real estate includes a variety of services relating to residential properties, including home appraisal services, mortgage processing and executive home relocations.
Property advisory fees include fees earned from investment banking, property management and other related activities. We also earn transaction fees for investment and finance activities conducted on behalf of our funds and other clients. We sold our Royal LePage Commercial advisory business to Cushman & Wakefield in the third quarter of 2005 for a gain of $28 million. We will, however, continue to earn fees from our successful real estate advisory group that we established in 2004, as well as the property relocation, facilities management and other property related services that provide the majority of these fees.
Investment Fees
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees. These fees are amortized as income over the life span of the relative investment as appropriate and represent an important return from our investment activities.
Property Operations
We conduct a wide range of property operations in North America as well as in Europe and South America. Core office properties represent the largest component of our property business, with approximately 70% of net invested capital, and 68% of net operating cash flows:

	Assets Under	Invested Capital				Operating Cash Flow				Return on Capital
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net		Total	Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004	2005	2005

Core office properties	$12,574	$8,360	$7,177	$2,875	$2,729	$848	$641	$548	$387	11%	20%
Residential properties	2,033	2,033	1,444	245	203	496	305	225	137	29%	100%
Opportunity investments	468	468	83	147	72	19	3	13	2	7%	12%
Retail properties	270	270	271	186	157	25	23	20	13	9%	12%
Development properties	728	728	827	728	827	5	1	5	1	1%	1%

Net investment / operating cash flow	$16,073	$11,859	$9,802	$4,181	$3,988	$1,393	$973	$811	$540	13%	20%

Operating cash flow from our property operations in 2005 increased substantially over the prior year, due principally to dividends received on our Canary Wharf investment during 2005, as well as the continued growth in profits generated by our home building operations. A portion of this growth accrues to minority shareholders in certain partially-owned operations that are consolidated in the financial information. The amount of net capital deployed in this sector increased only modestly year over year.
Core Office Properties
We own and manage one of the highest quality core office portfolios in North America, which consists of 66 commercial properties totalling 48 million square feet of rentable area, as well as 10 developments sites with over 8 million square feet of potential developable area. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships. Currently our primary markets are the financial, energy and government centre cities of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Our North American operations are conducted through a 51%-owned subsidiary.
In London, U.K. we own an interest in 16 high quality commercial properties comprising 8.3 million square feet of rentable area and a further 5.7 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 80% ownership interest in the 550,000 square foot 20 Canada Square property and hold an indirect interest in the balance of the portfolio through our 15% ownership interest in privately-owned Canary Wharf Group.
Brookfield Asset Management   |  2005 Annual Report      15

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. On average, the tenant profile exceeds an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, Government of Canada, Barclays Bank, CIBC, Clifford Chance, Bank of Montreal, JPMorgan Chase, Lehman Brothers, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20 year terms. As a result of this strategy, approximately 5% of our leases mature annually. The long-term nature of our leases enable us to finance these properties on a long-term basis with no recourse to us.
As at December 31, 2005, the average term of our in-place leases in North America was nine years and expiries average 5.6% during each of the next five years. The average term of property specific financings was also in excess of 10 years. In our European portfolio, the average lease term is 20 years and the average term of property specific debt exceeds 20 years.
The following table summarizes our core office portfolio and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

North America
New York, New York	$4,795	$3,885	$3,576	$3,885	$3,576	$348	$371
Boston, Massachusetts	650	325	328	325	328	32	34
Toronto, Ontario	3,090	1,400	1,068	1,400	1,068	96	85
Calgary, Alberta	1,384	570	448	570	448	56	53
Washington, D.C.	395	395	439	395	439	36	22
Ottawa, Ontario	400	100	—	100	—	—	—
Denver, Colorado	344	344	370	344	370	34	32
Minneapolis, Minnesota	429	429	414	429	414	22	20
Other North America	289	114	84	114	84	15	24

Total North America	11,776	7,562	6,727	7,562	6,727	639	641	$639	$641
United Kingdom
Canary Wharf Group, plc	267	267	450	267	450	183	—	183	—
20 Canada Square	531	531	—	492	—	26	—	26	—

	12,574	8,360	7,177	8,321	7,177	848	641	848	641
Property specific mortgages / interest				(5,446)	(4,448)			(300)	(254)

Net investment / operating cash flow	$12,574	$8,360	$7,177	$2,875	$2,729	$848	$641	$548	$387

Operating Results
Operating cash flow increased to $848 million during 2005, a significant increase over the $641 million generated by the portfolio during 2004 and $585 million generated in 2003. After deducting interest expense associated with property specific financings, the net operating cash flow was $548 million in 2005, representing a 20% return on net invested capital and a 42% increase over the $387 million generated in 2004.
The increase was due to a substantial contribution from our U.K. operations which included $183 million in dividends received from our 15% investment in Canary Wharf, as well as operating cash flow of $26 million from our 20 Canada Square property. The Canary Wharf dividends, which are the first received since our initial investment in 2003, represent a 20% annualized return on our invested capital over that period.
16      Brookfield Asset Management   |  2005 Annual Report

Our North American portfolio produced operating cash flow of $639 million, which was slightly lower than 2004 due principally to acquisitions, offset in part by vacancies in higher rent space within our portfolio. The stable occupancy levels in our portfolio and our emphasis on long-term leases tends to moderate fluctuations in net operating income from existing properties.
Interest expense incurred on property specific financings increased from $254 million during 2004 to $300 million during 2005. Carrying charges on the U.K. property acquired during the year accounted for $21 million of the increase and the balance was due principally to financing associated with the acquisition of the Canadian core portfolio and the Washington properties acquired during 2004.
Portfolio Activity
During 2005, we expanded our core office portfolio by 11 million square feet and increased our net effective interest by 4.6 million square feet with the acquisition of a major Canadian portfolio and an acquisition in Europe. We also completed the redevelopment of Three World Financial Center, which was previously included in development properties. As a result, total core office assets increased to $8.4 billion at the end of 2005 compared with $7.2 billion at the end of 2004.
The Canadian portfolio acquisition enabled us to establish a Canadian core property fund that is 25% owned by Brookfield with two institutional investors owning the balance. The total cost of the portfolio was $1.8 billion, including the assumption of $1.3 billion of property specific debt. The Canadian core fund comprises 24 high quality office properties and one development site totalling 11.6 million square feet in five Canadian markets, principally Toronto, Calgary and Ottawa. The flagship property is the 2.8 million square foot First Canadian Place Tower in Toronto. The portfolio was 96% leased at year end.
In London, we acquired an 80% interest in 20 Canada Square located in the Canary Wharf Estate, which we acquired from Canary Wharf Group in the first quarter of 2005. The remaining 20% is owned by an institutional investment partner. The acquisition is consistent with our strategy of increasing our presence in London, which is an attractive base for us to expand our European asset management operations. This 12 floor property contains 550,000 square feet which was 100% leased at year end. Three properties within the Canary Wharf Estate, including 20 Canada Square, were sold by Canary Wharf Group during 2005 for proceeds totalling nearly £900 million ($1.6 billion).
Property specific debt, which is comprised principally of long-term mortgages secured by the underlying properties with no recourse to the Corporation, increased to $5.4 billion from $4.4 billion in 2004. The increase represented financing associated with the properties acquired during the year as well as financing put in place on the Washington properties acquired in 2004. As a result, the book value of the net capital deployed in core office properties increased to $2.9 billion during the year from $2.7 billion at the end of 2004.
Our core office property debt is primarily fixed-rate and non-recourse. These investment-grade financings typically reflect up to 70% loan-to-appraised value. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance core office properties, and as a result, enhances equity returns. Core office property debt at December 31, 2005 had an average interest rate of 6.5% and an average term to maturity of ten years.
Property valuations continued to increase in North America and the U.K., driven by the continued low interest rate environment, improving leasing fundamentals and strong investor demand.
Brookfield Asset Management   |  2005 Annual Report      17

Occupancy Levels
Our total portfolio occupancy rate at December 31, 2005 was 95% in our core North American markets, and 94% overall, as shown in the following table:

	2005			2004
	Gross	Net		Gross	Net
	Leasable	Leasable	Percentage	Leasable	Leasable	Percentage
YEARS ENDED DECEMBER 31 (THOUSANDS)	Area	Area	Leased	Area	Area	Leased

New York, New York	12,453	10,738	95%	12,453	9,506	92%
Boston, Massachusetts	2,163	1,103	92%	2,163	1,103	97%
Toronto, Ontario	12,278	6,147	93%	7,882	4,777	93%
Calgary, Alberta	8,936	3,816	99%	6,331	3,166	98%
Washington, D.C.	1,557	1,557	99%	1,557	1,557	93%
Ottawa, Ontario	2,935	734	99%	—	—	—

Core North American markets	40,322	24,095	95%	30,386	20,109	94%
Denver, Colorado	2,605	2,605	87%	3,017	2,811	85%
Minneapolis, Minnesota	3,008	3,008	88%	3,008	3,008	86%
Other North America	2,095	1,219	92%	926	926	91%

Total North America	48,030	30,927	94%	37,337	26,854	92%
London, United Kingdom	10,556	2,173	90%	10,000	1,617	90%

Total[1]	58,586	33,100	94%	47,337	28,471	92%

1	Excludes development sites
We leased 3.8 million square feet in our North American portfolio during 2005, approximately three times the amount of space contractually expiring. This included 2.2 million square feet of new leases and 1.6 million square feet of renewals. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York where markets are tightening. Boston has been weak recently but appears to have stabilized. Average net rents in our markets were $25 per square foot compared with an average in-place net rent in our portfolio of $23 per square foot, indicating that we should be able to maintain or increase net operating income as leases mature and are replaced, even if market rents do not increase.
Leasing fundamentals in London also continued to improve, and 900,000 square feet was leased during the year in properties in which we have an interest, bringing total occupancy across the portfolio to over 90%. Nearly 80% of the tenant rating profile is A+ or better.
Residential Property
We conduct residential property operations in the United States, Canada and Brazil.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

United States	$1,335	$1,335	$967	$1,063	$769	$350	$238
Canada	166	166	132	166	132	106	42
Brazil	532	532	345	396	297	40	25

	2,033	2,033	1,444	1,625	1,198	496	305	$496	$305
Cash taxes				—	—			(141)	(71)
Borrowings / interest[1]				(1,238)	(858)			(21)	(13)
Non-controlling interest in net assets				(142)	(137)			(109)	(84)

Net investment / operating cash flow	$2,033	$2,033	$1,444	$245	$203	$496	$305	$225	$137

1	Portion of interest expressed through cost of sales
18      Brookfield Asset Management   |   2005 Annual Report

Operating cash flow has more than doubled over the past two years as a result of strong growth in our U.S. operations and more recently in Canada, where our Alberta operations are benefitting from strong energy markets. Total assets and net capital invested in the business have increased with the level of activity. We focus on optioning lots and acquiring land that is well advanced through the entitlement process to minimize capital at risk, and sell lots to other builders on a bulk basis to capture appreciation in values and recover capital.
United States
Our U.S. residential operations are conducted through a 52%-owned subsidiary that had a $1.5 billion market capitalization at year end. These operations are concentrated in four major supply constrained markets: San Francisco, Los Angeles and San Diego in California, and the Washington, D.C. area. In these operations, we own or control 30,000 lots through direct ownership, options and joint ventures. We focus on the mid- to upper-end of the home building market and rank as one of the twenty largest home builders in the United States.
We have experienced substantial growth in margins in each of our U.S. markets and, although conditions remain favourable, it is unlikely that this pace of growth will continue. We are optimistic that, with orders representing approximately 35% of planned 2006 closings in hand, these operations should continue to provide solid returns in 2006.
Canada
Our Canadian operations are concentrated in Calgary, Edmonton and Toronto. We own over 36,000 lots in three operations of which approximately 4,100 were under development at December 31, 2005. We build and sell homes on our lots and we are a major supplier of lots to other homebuilders. These operations are conducted through a 51%-owned subsidiary.
Operating cash flow in the Canadian operations increased significantly in 2005 as our Alberta operations benefitted from the continued expansion of activity in the oil and gas industry. Most of the land holdings were purchased in the mid-1990’s or earlier, and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressure on building costs and production delays. Nonetheless, unless the market environment changes, we expect another very strong year in 2006.
Brazil
Our Brazilian operations, which are focussed on building residential condominiums, produced strong growth in operating cash flow when converted to U.S. dollars as the Brazilian currency appreciated substantially in 2005. As discussed under development properties on pages 20 and 21, we own substantial density rights that will provide the basis for continued growth.
Home and Lot Sales
The following table summarizes home and lot sales over the past three years.

	Home Sales			Lot Sales[1]
YEARS ENDED DECEMBER 31 (UNITS)	2005	2004	2003	2005	2004	2003

United States
California	1,040	1,357	1,023	2,103	1,415	1,044
Washington, D.C. area	614	523	505	1,065	864	745
Other	—	—	—	—	468	448
Canada
Ontario	391	339	318	391	339	318
Alberta	556	496	479	3,173	2,433	2,191
Brazil
Rio de Janeiro and São Paulo	528	606	406	528	606	406

	3,129	3,321	2,731	7,260	6,125	5,152

1	Including lots associated with home sales
Brookfield Asset Management   |    2005 Annual Report      19

Opportunity Investments
We established a dedicated team in 2003 to invest in commercial properties other than core office. Our objective is to acquire property which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Commercial properties	$468	$468	$83	$458	$83	$19	$3	$19	$3
Property specific mortgages / interest				(311)	(11)			(6)	(1)

Net investment / operating cash flow	$468	$468	$83	$147	$72	$19	$3	$13	$2

Assets now exceed $500 million due to acquisitions in early 2006, and include office portfolios in Washington, Toronto and Indianapolis, and a 3.3 million square foot industrial, showroom and commercial portfolio located across the United States. The scale of our operating platform in the property sector increases the pipeline of investments for these operations and enables us to participate in a broad range of opportunities.
Opportunity investments tend to be more dynamic and typically have strong early stage value enhancement potential. Accordingly, financing tends to be shorter term in nature to enhance flexibility, and leverage for the portfolio as a whole tends to vary between 70% and 80% of loan to value.
Retail Properties
The following table summarizes our retail office property operations:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Retail properties	$270	$270	$271	$270	$271	$25	$23	$25	$23
Borrowings / interest				(84)	(114)			(5)	(10)

Net investment / operating cash flow	$270	$270	$271	$186	$157	$25	$23	$20	$13

The portfolio consists of three shopping centres and associated office space totalling 1.6 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres.
Development Properties
The composition of our development properties at December 31, 2005 and 2004, together with associated cash flows, was as follows:

		Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Potential	Total		Net		Total		Net
MILLIONS	Developments	2005	2004	2005	2004	2005	2004	2005	2004

Core office properties	15.4 million sq. ft.	$296	$449	$296	$449

Residential lots
United States[1]	23,000 lots	—	—	—	—
Canada	32,000 lots	225	185	225	185
Brazil	5.5 million sq. ft.	157	154	157	154

Rural development
Brazil	177,000 acres	50	39	50	39
Canada[2]	32,000 acres	—	—	—	—

	209,000 acres

		$728	$827	$728	$827	$5	$1	$5	$1

1	Book values included in United States residential, see page 18

2	Book values included as higher and better use land in western North American timber operations, see page 25
20      Brookfield Asset Management   |   2005 Annual Report

Development properties consist predominantly of core office property development sites, density rights and related infrastructure; residential lots owned and under operation; and rural land held pending development into income producing properties or for sale to other users. We expect to enhance the value of these assets through the attainment of building entitlements and conversion into cash flow generating real estate.
The total book value of development properties, including those reflected in other business units, was relatively unchanged during 2005. Our Three World Financial Center and Hudson’s Bay Centre core office properties reached the operational stage during the year and were transferred to our core office portfolio. This decrease was offset by the acquisition of the remaining 50% interest in the Bay-Adelaide Centre in Toronto as well as rural development land acquired in connection with the purchase of North American timberlands. This land will be developed into higher and better use, including residential properties.
We do not typically record ongoing cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or until the property is transferred into operations.
Core Office Properties
We maintain an in-house development capability to undertake development of the 15.4 million square feet of commercial density when the risk-adjusted returns are adequate and significant pre-leasing has been achieved. Development projects include our Penn Station development in midtown New York, which recently received increased permitting for 2.5 million square feet of office density. The Bay-Adelaide Centre development property, now 100%-owned, is located in Toronto’s downtown financial district and zoned for up to 2.5 million square feet of office and residential use. We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which would add approximately 800,000 square feet of density, and similar rights to develop 500,000 square feet of office space at Bankers Hall in Calgary. At Canary Wharf in London, we own our proportionate share of development density which totals approximately 6 million square feet of commercial space.
Residential Development Properties
Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for more than three years.
We have elected to increase our use of options to control lots for future years in our most active markets in order to reduce risk. To that end, we have acquired options on approximately 17,000 lots in our U.S. markets in return for providing planning and development expertise to obtain the required entitlements. In Brazil, we own rights to build residential and office condominium space of a further 9.0 million square feet, to be developed over the next 15 years in São Paulo, and a further 4.0 million square feet of condominium density in Rio de Janeiro which will be built over the next 10 years.
Rural Development Properties
We acquired 65,000 acres of additional rural land in Mato Grosso State and now own 177,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso in Brazil. These properties are being used to harvest sugar cane for its use in the production of ethanol as a gasoline substitute. A substantial increase in the world-wide consumption of ethanol for use as a substitute for gasoline has resulted in a significant increase in the value of lands which are suitable for sugar cane growing. During the past two years we completed leases with an average term of 20 years on approximately 35,000 acres to operators of large sugar cane processing facilities and expect to earn growing annual cash flows significantly in excess of those previously received. The leases have floor payments plus participations on a combination of sugar and ethanol prices.
We also hold 32,000 acres of potentially higher and better use land adjacent to our western North American timberlands acquired during 2005, which we intend to convert into residential and other purpose land over time.
Brookfield Asset Management   |    2005 Annual Report      21

Power Generating Operations
Our power generating operations are predominantly hydroelectric facilities located on river systems in North America. As at December 31, 2005, we owned and managed approximately 130 power generating stations with a combined generating capacity of 3,400 megawatts. All of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil, with the exception of two natural gas-fired facilities. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. Our facilities produced nearly 11,000 gigawatt hours of electricity in 2005, more than double our annual generation of five years ago.
The capital invested in our power generating operations and the associated cash flows are as follows:

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity		Management	Total		Net		Total		Net
MILLIONS	2005	2004	2005	2005	2004	2005	2004	2005	2004	2005	2004
	(MW)
Hydroelectric generation
Ontario	847	847	$944	$944	$914	$944	$914	$83	$82
Quebec	277	266	374	374	359	374	359	54	47
British Columbia	127	127	131	131	127	131	127	13	11
New England	201	174	259	259	262	259	262	38	32
New York	730	674	889	889	839	889	839	123	17
Louisiana	192	192	497	497	243	497	243	112	26
Brazil	205	102	220	220	60	220	60	30	14

Total hydroelectric generation	2,579	2,382	3,314	3,314	2,804	3,314	2,804	453	229
Other operations	815	240	254	254	147	254	147	16	39

Total power generation	3,394	2,622	3,568	3,568	2,951	3,568	2,951	469	268	$469	$268
Other assets, net			1,184	1,184	599	693	503			—	—
Property specific and subsidiary debt / interest						(2,839)	(2,084)			(215)	(78)
Minority interests of others in net assets						(225)	(194)			(24)	(21)

Net investment / operating cash flow	3,394	2,622	$4,752	$4,752	$3,550	$1,197	$1,176	$469	$268	$230	$169

Operating cash flow from our power generating assets increased to $469 million in 2005, compared with $268 million in 2004, due to expanded capacity and higher prices, offset by lower hydrology. After deducting interest expense and distributions to owners of partial interests in our business, these operations generated $230 million of cash flow on net invested capital of $1.2 billion, representing a 19% return. The book value of invested capital was largely unchanged as the acquisition of power facilities during the year was funded largely by long-term property specific debt financing. Property specific debt totalled $2.3 billion at year end and corporate unsecured debt issued by our power generating operations totalled $0.5 billion.
Operating Results
The following table illustrates the components of the change in operating cash flows from our power generating operations, prior to interest expense and distributions, during the past two years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Prior year’s net operating cash flow	$268	$154
Hydrology variations within existing capacity	(23)	27
Variations in prices and operational improvements	11	53
Capacity additions	129	34
Louisiana HydroElectric Power	84	—

Current year’s net operating cash flow	$469	$268

22      Brookfield Asset Management   |   2005 Annual Report

Acquisitions and selective development of additional capacity added $129 million of cash flow during 2005. The most significant step in this regard was the acquisition of our New York operations in late 2004, which contributed meaningfully during 2005. The additional facilities furthered the diversification of our watersheds, thereby reducing hydrology risk, and position us as an important participant in the Ontario, New York and New England electricity markets.
The continued increase in fossil fuel prices has led to an increase in power prices as most of the price setting capacity in our operating regions is primarily natural gas. This increases our revenues and our operating margins as hydroelectric generation requires minimal fuel costs. To date, the impact of price increases has been somewhat muted by our policy of forward selling a significant amount of our production, but we expect to benefit from higher prices as these contracts expire. The total benefit from price and operational improvements in 2005 was $11 million and more details on this are set out on pages 24 and 25.
Generation increased to 10,930 gigawatt hours during the year, from the 8,796 gigawatt hours generated in 2004. The increase of 2,134 gigawatt hours is comprised of approximately 3,000 gigawatt hours of generation from facilities acquired during the past two years, partially offset by a reduction in generation of 900 gigawatt hours on facilities owned throughout those two years due to below average hydrology in Quebec and Ontario following above average water flows in 2004. As a result, cash flows were $23 million lower during 2005 on a relative basis. Water conditions have improved substantially in recent months and, as a result, our facilities are currently operating at approximately 15% above average generation levels. The following table summarizes generation over the past two years:

	2005			2004
	Long-term	Actual		Long-term	Actual
YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)	Average	Production	Variance	Average	Production	Variance

Existing capacity
Ontario	3,262	2,562	(700)	3,262	3,190	(72)
Quebec	1,639	1,475	(164)	1,639	1,661	22
New England	1,010	1,172	162	1,010	953	(57)
Other	732	716	(16)	667	725	58

	6,643	5,925	(718)	6,578	6,529	(49)
Louisiana	903	813	(90)	903	1,099	196

	7,546	6,738	(808)	7,481	7,628	147
Acquisitions — during 2005	885	751	(134)	—	—	—
Acquisitions — during 2004	3,268	3,441	173	1,261	1,168	(93)

Total	11,699	10,930	(769)	8,742	8,796	54

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2005				2004
	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
YEARS ENDED DECEMBER 31 (GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	1,764	$118	$35	$83	2,311	$127	$45	$82
Quebec	1,475	75	21	54	1,661	71	24	47
New England	1,275	63	25	38	1,056	51	19	32
New York	3,089	195	72	123	687	39	22	17
Other	2,217	195	40	155	2,201	55	4	51

Total	9,820	$646	$193	$453	7,916	$343	$114	$229

Per MWh		$66	$20	$46		$43	$14	$29

Brookfield Asset Management   |    2005 Annual Report      23

Realized prices, which include ancillary revenues and the impact of peak hour pricing in addition to contracted prices, increased to $66 per megawatt hour due to improved pricing and the acquisition of facilities in higher price regions. Generating costs per megawatt hour increased due to acquisitions of facilities with higher cost structures.
Portfolio Activity
We added 12 stations during 2005 with capacity of 736 megawatts that are capable of generating 885 gigawatt hours of annual production. The acquired stations are located in northeastern United States and Brazil and have been integrated into our current operations in these regions. The total acquisition cost was approximately $300 million and, together with the consolidation of our operations in Louisiana, resulted in a $700 million increase in the book value of our power generating assets to $3.6 billion from $2.9 billion at the end of 2004. We raised approximately $700 million of additional financing to fund acquisitions and establish appropriate leverage on existing assets and, as a result, the net capital invested in our portfolio was relatively unchanged year over year.
We finance our power generation facilities in the same manner as our core office properties with long-term debt that is recourse only to the assets being financed. We typically achieve approximately 50% loan to value before taking into account any power contract arrangements, which may enable significantly higher loan-to-value ratios to be achieved. At December 31, 2005, the average term of this debt was 11 years and the average interest rate was 7.9%.
We have expanded our power operations significantly since 2001, at which time the book value was less than $1 billion and capacity was less than 1,000 megawatts. We will continue our efforts to expand the portfolio and are pursuing a number of opportunities in this regard, including the development of wind power facilities in northern Ontario during 2006.
We believe the intrinsic value of our power assets is much higher than the book value because the assets have either been held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets. In addition, we have been successful in acquiring, developing and upgrading many of our facilities on an attractive basis. In addition, higher fossil fuel prices have resulted in significantly expanded operating margins for hydroelectric facilities, which have minimal fuel costs.
Contract Profile
We endeavour to maximize the stability and predictability of our power generating revenues by contracting future power sales to minimize the impact of price fluctuations, by diversifying watersheds, and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.
Approximately 70% of our projected 2006 revenue is currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining revenue is generated through the sale of power in wholesale electricity markets. Our long-term sales contracts, which cover approximately 45% of projected 2006 revenue, have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. The financial contracts typically have a term of between one and three years.
All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets, and due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are often able to generate highly attractive margins on power which is otherwise uncontracted. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls, and also provides the flexibility to enhance profitability through the production of power during peak price periods.
24      Brookfield Asset Management   |   2005 Annual Report

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

YEARS ENDED DECEMBER 31	2006	2007	2008	2009	2010

Generation (GWh)
Contracted
Power sales agreements	5,589	5,783	5,712	4,428	4,412
Financial contracts	3,684	2,886	497	293	287
Uncontracted	2,600	3,417	5,877	6,911	6,933

	11,873	12,086	12,086	11,632	11,632

Contracted generation
Revenue ($millions)	597	583	446	375	375
Price ($/MWh)	64	67	72	80	80

The increase in the average selling price for contracted power over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. The recontracting of this power at market rates should result in increased revenues based on current electricity prices and the assumption that fossil fuels, particularly natural gas, continue to sell at higher prices than historical norms.
Timber and Infrastructure
We own and manage timber and infrastructure assets which have investment characteristics that are similar to our property and power operations. Our current operations consist of the following:

		Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31		Management	Total		Net		Total		Net
$ MILLIONS	Acres	2005	2005	2004	2005	2004	2005	2004	2005	2004

Timber
Western North America
Timberlands	635,000	$801	$801	$—	$801	$—	$27	$—
Higher and better use lands	32,000	113	113	—	113	—	—	—
Eastern North America	311,000	48	48	50	48	50	8	7
Brazil	140,000	39	39	37	39	37	5	4

	1,118,000	1,001	1,001	87	1,001	87	40	11
Electrical transmission		130	130	97	130	97	24	15
Other assets, net		82	82	31	17	(6)	—	—

		1,213	1,213	215	1,148	178	64	26	$64	$26
Project specific financing and other borrowings					(547)	(87)			(19)	(5)
Minority interests of others in net assets					(255)	—			(7)	—

Net investment / operating cash flow		$1,213	$1,213	$215	$346	$91	$64	$26	$38	$21

We have significantly expanded our timberland operations with the formation of the Island Timberland Fund in 2005 and the Acadian Timber Income Fund early in 2006, which acquired the eastern North America timberlands that were previously 100% owned by us. Our goals are to continue to prudently invest additional capital in our timber operations when opportunities are available, and to further expand our transmission operations to serve the needs of the underserviced electrical infrastructure sector in our geographic markets.
Brookfield Asset Management   |    2005 Annual Report      25

Timberland Operations
Western North America
We established the Island Timberlands Fund in 2005 with the purchase of 635,000 acres of high quality private timberlands on the west coast of Canada. We own 50% of the fund with the balance owned by institutional investors. The acquisition was funded in part by a $410 million 19-year average 6% term financing, completed during the year.
Timber operations performed in line with expectations and the prospects for 2006 are promising. Demand for high quality timber exported to the U.S. and Japan remains strong, although this continues to be offset somewhat by weak Canadian sales.
Eastern North America
We have owned and managed timberlands in Maine and New Brunswick for a number of years, both directly and through Fraser Papers. In early 2006, we established the Acadian Timber Income Fund, a publicly listed income fund that acquired the 311,000 acres of private timberlands previously owned by us as well as a further 765,000 acres held by Fraser Papers. Acadian, in which we hold a 27% interest, is managed by our timber management group and recently completed a C$85 million initial public offering.
Brazil
We hold 140,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees.
Electrical Transmission
We own and operate an electrical transmission system in northern Ontario. As a regulated rate base business, the operations produce stable and predictable cash flows and provide attractive returns for future investment. During the year we invested $50 million of capital to upgrade our system, thereby increasing its rate base. We are actively pursuing the further expansion of these operations in our current geographic areas of operation.
Specialty Funds
We conduct bridge financing, real estate finance and restructuring activities through specialty investment funds. Our public securities operations manage funds with specific mandates to invest in public and private securities on behalf of institutional and retail investors. Although our primary industry focus is on property and power and long-life infrastructure assets, our mandates include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investments.
We typically invest between 25% and 50% of the capital committed to our specialty funds, with institutional investors committing the balance. We earn fees for managing the activities on behalf of our co-investors, which include base administration fees, performance fees to the extent returns exceed predetermined thresholds, and we often earn transaction fees for specific activities. We also earn base management and performance fees in many of our public securities operations. We typically do not own interests in the funds being managed in our public securities operations, as they are either widely held publicly listed funds or securities portfolios managed on behalf of their beneficial owners pursuant to specific mandates.
26      Brookfield Asset Management   |   2005 Annual Report

The following table shows the assets currently under management and the invested capital at December 31, 2005 and 2004, together with the associated operating cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management[1]	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Bridge Lending	$900	$268	$698	$268	$698	$31	$25
Real Estate Finance	627	149	103	149	103	14	11
Restructuring	400	82	96	82	96	9	12
Public securities	18,000	—	—	—	—	—	—

Net investment / operating cash flow	$19,927	$499	$897	$499	$897	$54	$48	$54	$48

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital
Operating cash flows, which represent the investment returns from our capital deployed in these activities, totalled $54 million in 2005, an increase of 13% over 2004, which was in turn higher than 2003. In addition, these operations generated net fee income of $26 million in 2005, which is included in Fees Earned. The contribution from fees is similar to the same period in 2004 but up significantly from 2003, as a result of acquisitions and a higher level of activity. Higher investment income reflects higher average levels of interest bearing securities and loans held during the year.
Bridge Lending
We provide bridge loans to entities operating in industries where we have operating expertise, leveraging our 20-year history of offering tailored lending solutions to companies in need of short-term financing.
Our portfolio declined from $698 million to $268 million during the year. Loans to Atlas Cold Storage and Uniboard, the two largest positions at the end of 2004, were repaid in full towards the end of 2005, as both these companies executed their business plans as contemplated. We continued to be active in 2005, reviewing many financing opportunities and issuing funding commitments totalling $900 million to 11 clients. Our portfolio at year end was comprised of 15 loans, and the largest single exposure at that date was $42 million. The portfolio has an average term of nine months excluding extension privileges and an average yield of approximately 10%. We do not employ any direct financial leverage, although loans may be structured with senior and junior tranches, and may be subordinate to other debt in the borrower’s capital structure.
Operating cash flows, which represent the return on our capital and exclude management fees, increased during the year due to the higher level of invested capital during the year compared to 2004.
Real Estate Finance
Our real estate finance operations were established in 2002 to finance the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Our investments typically represent financing at levels between 65% and 85% of the value of the property.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management[1]	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Real estate finance investments	$600	$366	$228	$366	$228	$36	$33	$36	$33
Less: Co-investor interests		(244)	(152)	(244)	(152)	(24)	(22)	(24)	(22)

	600	122	76	122	76	12	11	12	11
Directly held	27	27	27	27	27	2	—	2	—

Net investment / cash flow	$627	$149	$103	$149	$103	$14	$11	$14	$11

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital
Brookfield Asset Management   |    2005 Annual Report      27

During 2005, we acquired 35 loan positions with an aggregate investment of $436 million. The portfolio continues to perform in line with expectations. We also entered into an agreement to sell our interests in Criimi Mae, a U.S. public mortgage REIT, which closed in the first quarter of 2006.
We maintain credit facilities that provide financing for these investments on a non-recourse basis and we have also established two collateralized debt obligation facilities. These facilities represent $700 million of low cost debt funding for a seven-year term to finance the acquisition of mortgage loan securities within the collateralized debt obligation funds. This financing provides a stable, lower-risk source of funding that is intended to enhance investment returns. The quality and diversification of the portfolio enabled us to apply leverage of approximately 70% at year end.
Restructuring
Tricap was launched in 2002 to invest long-term capital for ourselves and other investors in companies facing financial or operational difficulties in industries which have tangible assets and cash flows, and in particular where we have expertise resulting from prior operating experience. Tricap benefits from our 20 year record of restructuring companies experiencing financial and operational difficulties. We currently have less than $100 million invested; however we expect the amount of capital invested to increase during 2006 as a result of current initiatives. Operating cash flow declined slightly during the year relative to 2004, which included realization gains.
Major initiatives during the year included the restructuring of Western Forest Products, a western Canadian forest products company in which Tricap owns an 18% interest. Western continued to rationalize its operations, including the shutdown of a pulp mill and agreed to merge with Cascadia Forest Products, another Vancouver Island lumber company that we acquired in connection with the purchase of timberlands from Weyerhaeuser in early 2005.
We continue to work with wholly owned Concert Industries, a leading manufacturer of air woven consumer tissue products, and in early 2006 Tricap sold its interests in Vicwest, a steel fabrication company, for a substantial gain. Tricap also facilitated the restructuring of Stelco, one of the two major Canadian integrated steel companies, that is expected to be completed in early 2006.
Public Securities
We manage a number of publicly listed and private portfolios of securities on behalf of institutions and retail investors with a particular emphasis on fixed income real estate securities. We also manage a number of structured products developed for retail and institutional investors.
While included separately in this report, fee revenues increased to $20 million in 2005, partly due to the acquisition of a New York-based asset manager. In addition, during 2005 we launched a private mortgage REIT in the United States raising $435 million of equity capital; a mortgage-backed offering in Canada that raised C$78 million; and two retail product offerings under the names of Brascan SoundVest Rising Distribution Split Trust and Brascan SoundVest Focused Business Trust, that invest in income trust securities.
We earn base management fees that vary from fund to fund depending on the mandate, and earn performance fees in respect of certain funds based on investment returns.
28      Brookfield Asset Management   |   2005 Annual Report

Investments
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets.
The following table sets out these investments, together with associated cash flows and gains:

				Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31				Management	Total		Net		Total		Net
MILLIONS	Location	Shares	Interest	2005	2005	2004	2005	2004	2005	2004	2005	2004

Forest products
Norbord Inc.	North America / UK	33.8	23%	$199	$199	$177	$(12)	$(18)	$62	$19	$37	$19
Fraser Papers Inc.	North America	13.4	46%	197	197	204	197	204	—	—	—	—
Privately held	North America		100%	428	428	174	285	122	(35)	(1)	(41)	(1)
Business services
Insurance	Various		80-100%	2,028	2,028	1,172	495	345	27	32	20	28
Banco Brascan, S.A.	Rio de Janeiro		51%	69	69	59	69	59	6	4	6	4
Privately held	Various		100%	304	304	299	133	172	32	17	20	11
Publicly listed	Canada		—	84	84	107	49	77	—	4	(2)	3
Mining and metals
Coal lands	Alberta		100%	77	77	70	77	70	4	4	4	4
Falconbridge	Various		—	—	—	1,344	—	1,344	24	45	24	45

Net investment / operating cash flows				$3,386	$3,386	$3,606	$1,293	$2,375	$120	$124	$68	$113

We account for our non-controlled public investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above.
Forest Products
Norbord Inc.
We control 37% and own a net beneficial interest in approximately 23% or 34 million shares of Norbord Inc. (“Norbord”). Our net investment had a market value of approximately $360 million at year end.

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31			Management	Total		Net		Total		Net
MILLIONS	Shares	Interest	2005	2005	2004	2005	2004	2005	2004	2005	2004

Common shares owned	53.8	37%	$199	$199	$177	$199	$177	$62	$19	$62	$19
Exchangeable debenture	(20.0)	(14%)	—	—	—	(211)	(195)			(25)	—

Net investment / operating cash flows	33.8	23%	$199	$199	$177	$(12)	$(18)	$62	$19	$37	$19

Norbord is an international producer of wood panels with operations in the United States, Canada and Europe. The company’s principal product is oriented strandboard. Norbord contributed $62 million of dividends to our cash flow during the current year resulting in a net contribution of $37 million after deducting exchangeable debenture interest. Norbord is traded on the Toronto Stock Exchange. Further information on Norbord is available through its web site at www.norbord.com.
Brookfield Asset Management   |    2005 Annual Report      29

Fraser Papers Inc.
We own approximately 13 million common shares of Fraser Papers, which we received on the distribution of this business from Norbord during 2004. These shares represent a 46% equity interest in the company. Fraser Papers produces a wide range of specialty paper products from its operations which are located principally in Maine and New Brunswick. Fraser Papers is traded on the Toronto Stock Exchange. Further information on Fraser Papers is available through its web site at www.fraserpapers.com.
Privately Held
We own two private forest products companies that we acquired in connection with the purchase of core timberland and power generation operations. Cascadia is a coastal British Columbia lumber producer that operates five sawmills and two remanufacturing facilities, together with crown rights for 3.6 million cubic metres of annual timber harvesting. We acquired these operations from Weyerhaeuser in connection with the purchase of private timberlands by our timber fund. We recently reached agreement to merge Cascadia with Western Forest Products, which is 18%-owned by our restructuring fund.
Katahdin Paper owns a 280,000 ton per year directory paper mill and a 185,000 ton per year super-calender fine paper mill. These operations, located in Maine, were acquired out of bankruptcy in April 2003. Katahdin faced a difficult operating environment during 2005, which resulted in $30 million of operating and restructuring charges, but we believe its results will improve in 2006.
Business Services
Insurance Operations
Our insurance operations are conducted through 80%-owned Imagine Insurance, a specialty reinsurance business which operates internationally, and Hermitage Insurance, a property and casualty insurer which operates principally in the northeast United States. We manage the securities portfolios of these companies, which total $1.8 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. Imagine is rated A (strong) and A- (excellent) by Fitch and AM Best, respectively and Hermitage is rated B++ (very good) by AM Best. These operations continued to generate attractive returns despite larger than expected underwriting losses during 2005. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future.
Banco Brascan, S.A.
We own a 51% interest in Banco Brascan, which is a Brazilian investment bank based in Rio de Janeiro and São Paulo. The balance of the company is owned 40% by Mellon Financial Group and 9% by management. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.
Other Privately Held
Privately held business service investments include a joint venture with the Accor Group of France which owns and manages the Accor Group hotel brands in Brazil, including Novotel, Sofitel, Ibis and Formula One, and a voucher services business in Brazil, which provides paper and electronic vouchers to corporations which utilize them in their compensation programs for employees and for the purchase of motor fuel and other purposes.
Other Publicly Listed
Publicly listed business service investments include controlling interests in NBS Technologies Inc. and MediSolution Ltd. NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. MediSolution develops and manages medical human resources management software and systems for the health industry, primarily in Canada.
30      Brookfield Asset Management   |   2005 Annual Report

Mining and Metals
Coal Lands
Brookfield owns the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 12 million tonnes of coal annually. Royalties from this production generate $4 million of operating cash flow and provide a stable source of income as they are free of crown royalties and require no holdings costs. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 25 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.
Falconbridge
We monetized our investment in Falconbridge during 2005 for proceeds of $2.7 billion and an after tax gain of $1.1 billion. Operating cash flow during the past two years from this investment consisted of dividend receipts.
Cash and Financial Assets
Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay contractual revolving credit lines and invest in shorter term financial assets which generate higher returns while still providing a source of liquidity to fund investment initiatives. The market value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Financial assets
Government bonds	$59	$59	$42	$59	$42
Corporate bonds — Xstrata convertible	375	375	—	375	—
— Other	247	247	338	247	338
Asset backed securities	69	69	—	69	—
High yield bonds	220	220	150	220	150
Preferred shares — Falconbridge	570	570	—	570	—
— Other	107	107	92	107	92
Common shares	494	494	224	494	224

Total financial assets	2,141	2,141	846	2,141	846	$188	$126	$188	$126
Cash and cash equivalents	417	417	139	417	139	5	2	5	2
Deposit and other liabilities				(428)	(339)			(9)	(4)

Net investment / operating cash flow	$2,558	$2,558	$985	$2,130	$646	$193	$128	$184	$124

Invested capital increased substantially during the year due to the receipt of proceeds from the sale of Falconbridge. The increase in operating cash flow reflects the higher level of invested assets.
We invest surplus liquidity in a range of securities ranging from government securities to common shares. The composition of the portfolios varies depending on our assessment of risk adjusted returns and liquidity requirements. Our investing activities, which utilize the knowledge and experience gained from our operating activities, rely on careful due diligence and a value based investment philosophy. We tend to invest our Financial Assets in more senior instruments to maximize liquidity and capital preservation. From time to time, however, we take positions in equity and high yield securities in our areas of industry expertise which we believe to be under-valued. In the same regard, we will also sell short securities that we believe to be over valued or to protect the value of existing positions, although in such circumstances our position is typically partially hedged to contain downside risk.
Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $182 million at December 31, 2005.
Brookfield Asset Management   |    2005 Annual Report      31

Other Assets and Disposition Gains
Other Assets
The following is a summary of other assets:

	Invested Capital		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004	2005	2004

Accounts receivable	$605	$538
Restricted cash	367	29
Goodwill and intangible assets	160	177
Prepaid and other assets	659	208

	$1,791	$952	$—	$—

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. These include accounts receivable in respect of contracted revenues owing but not yet collected, dividend, interest and fees owing to the company and the straight-lining of long-term contracted revenues in accordance with accounting guidelines. The magnitude of these balances varies somewhat based on seasonal variances and increased year-over-year with overall growth in business activity and expansion of our operating base.
Property and Disposition Gains
The following table sets out property and disposition gains over the past three years. While these events are opportunistic and difficult to predict, the dynamic nature of our asset base should generate varying levels of disposition gains in the future.

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004	2003

Property and disposition gains	$49	$123	$157

During 2005, we earned disposition gains of $49 million, including the sale of our Royal LePage Commercial advisory business to Cushman & Wakefield, and the sale of a small tin mining operation in Brazil.
During 2004, we earned a $63 million gain on the partial monetization of our investment in Norbord and lease termination income of $60 million from the cancellation of an existing lease and replacement with a new 20-year 460,000 square foot lease at One World Financial Center. Disposition gains during 2003 included $100 million related to the sale of a 49% interest in 245 Park Avenue and a $57 million gain on the sale of an investment in a gold-copper mining company in western Canada.
32      Brookfield Asset Management   |   2005 Annual Report

CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities.
Capitalization
We maintain a strong and flexible capitalization structure that is comprised largely of long-term financings and permanent equity. We believe this is the most appropriate method of financing our long-term assets, and the high quality of the assets and the associated cash flows enable us to raise long-term financing in a cost effective manner.
Brookfield makes judicious use of debt and preferred equity to enhance returns to common shareholders. We arrange our financial affairs so as to maintain strong investment grade ratings, which lower our cost of borrowing and broadens our access to capital. We also endeavour to minimize liquidity and refinancing risks to the company by issuing long-dated securities and spreading out maturities.
Credit Profile
The credit ratings for the company at December 31, 2005, and at the time of the printing of this report were as follows:

	DBRS	S&P	Moody’s

Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2(low)	P2(mid)	—

We endeavour to ensure that our principal operations maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing that are not available to non-investment grade borrowers.
The following outlines our targeted debt to capitalization levels:

	Objective	2005	2004	2003

Debt to capitalization
Corporate borrowings and subsidiary obligations	20% to 30%	20%	22%	20%

Our deconsolidated capitalization, which totalled $11.4 billion at year end, includes corporate debt, subsidiary obligations, capital securities and preferred equity, as well as our common equity. These obligations are typically unsecured and have minimal covenants and operating requirements. The following table details our deconsolidated liabilities and shareholders’ interests at the end of 2005 and 2004 and the related cash costs:
Brookfield Asset Management   |   2005 Annual Report      33

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital[1]		Book Value		Operating Cash Flow[2]
MILLIONS	2005	2004	2005	2004	2005	2004

Corporate borrowings	7%	6%	$1,620	$1,675	$119	$103
Subsidiary obligations [3]	10%	10%	605	664	69	61
Other liabilities	7%	6%	1,386	1,097	103	92
Capital securities	6%	6%	1,598	1,548	90	79
Non-controlling interest in net assets	22%	22%	1,199	1,274	243	250
Preferred equity	6%	6%	515	590	35	24
Common equity	21%	18%	4,514	3,277	873	602

	16%	16%	5,029	3,867	908	626

	9.5%	9.5%	$11,437	$10,125	$1,532	$1,211

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Represents obligations of subsidiaries that are guaranteed by the Corporation
The principal components of our capitalization were relatively unchanged at the end of 2005 as compared with 2004, with the exception of the book value of our common equity which increased to $4.5 billion from $3.3 billion. The increase in common equity was due to the substantial net income recorded during the year, offset in part by dividends and share repurchases. We have been locking in longer term fixed rates and closing out floating rate swap positions since 2003. This resulted in a modest increase in our cost of capital during recent years, but should protect our returns over the longer term. Our financial obligations are almost entirely comprised of long-term fixed rate debt and equity securities.
Our consolidated capitalization, which includes obligations and equity interests held by others in entities that are consolidated in our statutory financial statements, totalled $26.1 billion as detailed on page 45. This includes long-term property specific debt which is secured by operating assets, typically core office properties and power generating stations, with no recourse to Brookfield as well as debt of subsidiaries which also has no recourse to Brookfield.
Corporate Borrowings
Corporate borrowings represent long-term and short-term obligations of the Corporation. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks.
The following table summarizes Brookfield’s corporate credit facilities:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital[1]		Book Value		Operating Cash Flow[2]
MILLIONS	2005	2004	2005	2004	2005	2004

Commercial paper and bank borrowings	4%	3%	$—	$249	$8	$5
Publicly traded term debt	7%	5%	1,574	1,413	110	90
Privately held term debt [3]	6%	8%	46	13	1	8

	7%	6%	$1,620	$1,675	$119	$103

1	As a percentage of average book value of debt

2	Interest expense

3	$43 million is secured by our coal assets
We issued C$300 million ($259 million) of 30-year debt during the year at an interest rate of 5.95% to capitalize on historically low interest rates and strong market liquidity. On December 31, 2004, we assumed C$375 million ($323 million) of public term debt previously issued by a subsidiary upon the amalgamation of our funds management business. As a result of these events, our average corporate term debt levels were higher than 2004, giving rise to higher carrying charges. During the year, we repaid all of our commercial paper following the sale of our investment in Falconbridge, and redeemed C$125 million ($108 million) of term debt on maturity.
34       Brookfield Asset Management   |   2005 Annual Report

The average interest rate on our term debt was 7% during 2005, compared with 6% during 2004, and the average term was 12 years (2004 – 9 years).
The Corporation has approximately $900 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At December 31, 2005, none of these facilities were drawn, although approximately $95 million of the facilities were utilized (2004 – $31 million) for letters of credit issued principally on behalf of our power operations to support power sale contracts.
Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2007	2008	2009	2010	Beyond	Total

Commercial paper and bank borrowings	$—	$—	$—	$—	$—	$—	$—
Publicly traded term debt	108	108	300	—	200	858	1,574
Privately held term debt	2	—	—	—	—	44	46

Total	$110	$108	$300	$—	$200	$902	$1,620

Percentage of total	7%	7%	18%	—%	12%	56%	100%

Subsidiary Obligations
Subsidiary obligations include retractable preferred shares issued by corporate subsidiaries as well as financial obligations that are guaranteed by the Corporation as set forth in the following table:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital[1]		Book Value		Operating Cash Flow[2]
MILLIONS	2005	2004	2005	2004	2005	2004

Retractable preferred shares	7%	7%	$172	$271	$17	$15
Subsidiary debt	11%	11%	433	393	52	46

	10%	10%	$605	$664	$69	$61

1	As a percentage of average book value

2	Interest expense
The retractable preferred shares are to be redeemed no later than 2007 and earlier if requested by the holders. We redeemed C$125 million of these shares during 2005. The company does not typically guarantee the debts of subsidiaries, with the principal exception being a guarantee of subsidiary debt originally issued in 1990 that was assumed by the Corporation upon amalgamating with the original guarantor. The increase in the carrying amount during 2005 reflects accrued interest and advances that will be repaid on maturity of the underlying debt in 2015.
Capital Securities
Capital securities represent long-term preferred shares and preferred securities that can be settled by issuing, solely at our option, a variable number of our common shares and, as a result of new accounting guidelines, are no longer classified as equity in our financial statements. The following table summarizes capital securities issued by the company:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital[1]		Book Value		Operating Cash Flow[2]
MILLIONS	2005	2004	2005	2004	2005	2004

Corporate preferred shares and preferred securities	6%	6%	$669	$647	$41	$40
Subsidiary preferred shares	6%	6%	929	901	49	39

	6%	6%	$1,598	$1,548	$90	$79

1	As a percentage of average book value

2	Interest expense
Brookfield Asset Management   |   2005 Annual Report      35

The increase in distributions paid on subsidiary preferred shares relates to additional securities issued during 2004. Distributions paid on these securities are recorded as interest expense, even though the legal form for all but two of the issues are dividends. Principal repayments due on capital securities are as follows:

	2006	2011	2016	2021
YEARS ENDED DECEMBER 31 (MILLIONS)	to 2010	to 2015	to 2020	to 2025	Beyond	Total

Corporate preferred shares and preferred securities	$—	$303	$151	$—	$215	$669
Subsidiary preferred shares	—	800	129	—	—	929

Total	$—	$1,103	$280	$—	$215	$1,598

Percentage of total	—	69%	18%	—%	13%	100%

The average distribution yield on the capital securities at December 31, 2005 was 6% (2004 – 6%) and the average term was 13 years (2004 – 14 years). We did not issue or redeem any capital securities during the year and changes in the book value are due to the impact of currency fluctuations on capital securities denominated in Canadian dollars.
Non-Controlling Interests in Net Assets
Non-controlling interests in net assets consist principally of the 49% equity ownership in Brookfield Properties Corporation held by shareholders other than us, as well as preferred share obligations issued by subsidiary companies that are consolidated in our segmented basis of presentation.

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital[1]		Book Value		Operating Cash Flow[2]
MILLIONS	2005	2004	2005	2004	2005	2004

Brookfield Properties common shares	23%	23%	$999	$1,024	$230	$235
Subsidiary preferred shares	6%	6%	200	250	13	15

	22%	22%	$1,199	$1,274	$243	$250

1	As a percentage of average book value

2	Dividends
The book value of common equity interests in Brookfield Properties declined during 2005 as a result of common shares repurchased by Brookfield Properties. Preferred share interests declined due to redemptions.
Other Liabilities and Operating Costs

	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Total		Net		Total		Net
MILLIONS	2005	2004	2005	2004	2005	2004	2005	2004

Accounts payable	$2,037	$1,365	$1,001	$516
Insurance liabilities	1,433	767	—	—
Deferred tax liability / (asset)	14	—	(51)	—
Other liabilities	1,077	587	436	581

Asset management					$184	$126	$—	$—
Other operating costs					103	83	92	82
Cash taxes					162	86	11	10

	$4,561	$2,719	$1,386	$1,097	$449	$295	$103	$92

Accounts payable and other liabilities increased during the year due to the assumption of working capital balances on the acquisition of additional operating assets, as well as overall growth in the level of business activity. Insurance liabilities include claims and deposit liabilities within our insurance operations. These liabilities increased during the year due to the expansion of these operations which resulted in a corresponding increase in the securities held within these operations. Other liabilities includes $211 million representing the debentures exchangeable into 20 million Norbord common shares.
36       Brookfield Asset Management   |   2005 Annual Report

Asset management expenses, which reflect direct attributable costs, increased from $126 million in 2004 to $184 million in 2005, consistent with the expansion of our business. We are continuing to build out our platform and expect to earn higher margins in the future. Other operating costs are those which are not directly attributable to specific business units and have increased in line with the overall level of business activity.
Cash taxes relate principally to the taxable income generated within our U.S. home building operations. This income cannot be sheltered with tax losses elsewhere in the business due to the separate public ownership of this operation.
Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital[1]		Book Value		Operating Cash Flow[2]
MILLIONS	2005	2004	2005	2004	2005	2004

Preferred equity	6%	6%	$515	$590	$35	$24

1	As a percentage of average book value

2	2 Dividends
On December 31, 2004, we issued $237 million of perpetual preferred shares in exchange for preferred shares issued previously by our funds management subsidiary. This, together with the impact of the higher Canadian dollar on preferred share dividends, resulted in an increase in distributions during 2005. We also redeemed $75 million of floating rate preferred shares during the year.
Common Equity
On a diluted basis, Brookfield had 270.2 million common shares outstanding at year end, a decrease of 1.5 million shares from December 31, 2004. During 2005, we repurchased 4.0 million common shares under issuer bids at an average price of $40.63 per share and issued 2.7 million options at an average price of $38.28 per share. During 2004, 0.8 million common shares and equivalents were repurchased at a price of $23.35 per share.
Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 45 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Limited can be found in the company’s management information circular.
Liquidity
We strive to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Our principal sources of liquidity are financial assets, undrawn committed credit facilities, free cash flow and the turnover of assets on our balance sheet. We structure the ownership of our assets to enhance our ability to monetize their embedded value to provide additional liquidity if necessary.
Our financial assets and committed bank facilities are described further on pages 31, 34 and 35 of this report and represent aggregate liquidity of $3.6 billion as at December 31, 2005.
Our free cash flow represents the operating cash flow retained in the business after operating costs and cash taxes, interest payments, dividend payments to other shareholders of consolidated entities, preferred equity distributions and sustaining capital expenditures. This cash flow is available to pay common share dividends, invest for future growth, reduce borrowings or repurchase equity.
Brookfield Asset Management   |   2005 Annual Report      37

The following table summarizes our free cash flow on a consolidated basis:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004	2003

Cash flow from operations	$908	$626	$590
Disbursements
Brookfield’s share of sustaining capital investments	(55)	(55)	(45)
Preferred share dividends	(35)	(24)	(24)

Free cash flow before the following	818	547	521
Cash flow retained in operations, net of minority share of dividends and sustaining capital investments
Brookfield Properties	120	175	156
Brookfield Homes	103	83	61

Consolidated free cash flow	$1,041	$805	$738

Corporate Guarantees, Commitments and Contingent Obligations
Our policy is to not guarantee liabilities of subsidiaries or affiliates. We do, however, provide limited guarantees and indemnities when required from time-to-time to further the growth of our power marketing and asset management businesses. The Corporation has guaranteed $434 million of subsidiary debt previously guaranteed by a company with which the Corporation amalgamated. The Corporation has also guaranteed obligations under power purchase agreements which amounted to $19 million at year end. Certain of these obligations, together with $229 million of obligations included in accounts payable and other liabilities, are subject to credit rating provisions and are supported by financial assets of the principal obligor. We also provide normal course commitments, none of which are material at the current time.
The company may be contingently liable with respect to regulatory proceedings, litigation and claims that arise in the normal course of business. The company does not believe it has any material exposure in this regard and has provided for any expected claims in its accounts. In addition, the company may execute agreements that provide indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in the Notes to the Consolidated Financial Statements.
Off Balance Sheet Arrangements
We conduct our operations primarily through entities that are fully or proportionately consolidated in our financial statements. We do hold non-controlling interests in investment companies such as Norbord and Fraser Papers which are accounted for on an equity basis, as are interests in some of our funds, however we do not guarantee any financial obligations of these entities other than our contractual commitments to provide capital to a fund which are limited to predetermined amounts.
We utilize various financial instruments in our business to manage risk and make better use of our capital. The mark-to-notional values of these instruments that are not reflected on our balance sheet are disclosed in Note 15 to our Consolidated Financial Statements and discussed on page 41 under Financial Risk Management.
BUSINESS ENVIRONMENT AND RISKS
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in high quality long-life assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed discussion of the business environment and risks is contained in our Annual Information Form which is posted on our web site.
38       Brookfield Asset Management   |   2005 Annual Report

Property Operations
Core Office Properties
Our strategy is to invest in high quality core office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Core office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigant to these risks.
Our core office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the outlook for commercial office rents is positive for both 2006 and in the longer term, it is possible that rental rates could decline or that renewals may not be achieved. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure over time on overall occupancy levels and net effective rents.
Our core office property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.
Residential Properties
In our residential land development and home building operations, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States and Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions.
Nonetheless, the residential home building and land development industry is cyclical and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labour, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
In particular, interest rates in North America have supported robust housing sales. Should a substantial interest rate increase occur, potentially resulting in reduced consumer demand for residential property, both income and the intrinsic value of our land holdings could be negatively affected. On a book value basis, as our historical cost is well below intrinsic values, it would be remote that writedowns would occur.
Brookfield Asset Management   |   2005 Annual Report      39

Power Generating Operations
Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to long-term contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price.
The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long-term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.
Demand for electricity varies with economic activity. Accordingly, an economic slow down could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Pricing risk is mitigated through fixed-price contracts, forward sales of electricity, and the regulated revenues we earn from our transmission and distribution business. Continued growth in pricing is dependent on favourable economic and supply conditions and the renewal of contracts on favourable terms.
Our power operations are typically financed with long-term debt. A prolonged decline in operating income due to unusually poor hydrology or extremely low pricing could impact our ability to meet our obligations to mortgagees and could result in losses as a result of the mortgagee’s right of foreclosure or sale.
The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it, which could impact revenues.
Lastly, electricity prices in North America are affected by fossil fuel prices, particularly natural gas. A sustained downward movement in fossil fuel prices could have an adverse impact on future cash flows and asset values.
Timerlands, Infrastructure and Specialty Funds Operations
Our specialty funds operations are focussed on the ownership and management of assets, the majority of which are long life physical assets, as well as debt and similar obligations, that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.
Unfavourable economic conditions could have a significant impact on our assets, which could negatively impact their ability to satisfy their obligations to us on a timely basis. This could reduce the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.
Timberlands, transmission and distribution operations are subject to various forms of regulatory oversight that can impact operating policies and, as a result, profitability. We address this risk by endeavouring to operate well within prescribed requirements and by maintaining a full understanding of the regulatory environment.
We finance many of our fund investments with debt capital, typically on a matched basis reflecting maturity and interest rate profiles. Nonetheless, a contraction of available credit could result in an increase in financing costs which would impact our profitability or cause us to dispose of assets sooner than otherwise planned and thereby reduce returns or result in a loss of capital. This risk is mitigated through the structuring of our financing arrangements and by maintaining adequate liquidity to refinance obligations if necessary.
40       Brookfield Asset Management   |   2005 Annual Report

Financial Risk Management
Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. As a general policy, we endeavour to maintain balanced positions, although unmatched positions may be taken from time to time within predetermined limits. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements. We selectively utilize financial instruments to manage these exposures.
Our intent is to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar. Accordingly, fluctuations in the value of the U.S. dollar relative to other currencies have a negligible impact on the company’s net financial position. The company receives certain cash flows that are denominated in Canadian dollars that are not hedged. The estimated impact of a C$0.01 change in the Canada/U.S. exchange rate is a corresponding change in operating cash flow of less than $0.02 per share.
We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Historically, the company and our subsidiaries have tended to maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term.
As at December 31, 2005, our net floating rate liability position was $0.8 billion. As a result, a 100 basis point increase in interest rates would decrease operating cash flow by $8 million, or $0.03 per share. Our fixed-rate obligations at year end include a notional amount of $1.2 billion (2004 – $1.6 billion) which we are required to record at market value and any changes in value recorded as current income, with the result that a 10 basis point increase in long-term interest rates will result in a corresponding increase in income of $12 million before tax or $0.05 per share and vice versa, based on our year end positions. It is important for shareholders to keep in mind that these interest rate related revaluation gains or losses are offset by corresponding changes in values of the assets and cash flow streams that they relate to, which are not reflected in current income.
We selectively utilize credit default swaps and equity derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.
As at December 31, 2005, we held credit default swaps with an aggregate notional amount of $797 million, with a maximum exposure to any particular issuer of less than $50 million. We are entitled to receive payment in the event of predetermined credit events for $775 million of the notional amount, which protects us in the event of a deteriorating credit spread environment, and are required to make payment in respect of $22 million of the notional amount. We also held equity derivatives with a notional amount of $604 million as at December 31, 2005. Approximately one-half of the notional amount entitles us to purchase Brookfield common shares in order to hedge long-term compensation arrangements and the balance represents common equity positions established in connection with our capital markets investment activities. The replacement values of these instruments are reflected in our year end consolidated financial statements.
Execution of Strategy
Our strategy for building shareholder value is to develop or acquire high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on capital invested and asset management fees over the long term.
We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities. We conduct post-investment reviews on capital allocation decisions to assess the results against anticipated returns.
Brookfield Asset Management   |   2005 Annual Report      41

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth.
The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength in executing this strategy.
Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. We mitigate this risk by exercising patience and by maintaining a relatively low level of administrative overhead.
Our ability to successfully expand our asset management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating policies that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors.
The conduct of our business and the execution of our growth strategy rely heavily on teamwork. We believe that co-operation among our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. There is, however, no certainty that the ability to retain, or the appointment of, new senior executives will always be successfully executed.
OUTLOOK
We are optimistic as we review the outlook for our operations in 2006 and believe we are well positioned for growth.
In our core property sector, the leasing markets in which we operate appear to have stabilized and are improving on a measured basis with positive absorption rates in most markets. Our strong tenant lease profile and low vacancies give us a high level of confidence that we can achieve our operating targets in 2006.
Residential markets remain exceptionally strong in our core markets. Despite recent signs that sales growth is slowing, we expect another strong year in these operations based on sales in hand and regional conditions.
Our power operations benefitted from higher prices during 2005 and, although water flows were lower than 2004, current storage levels are consistent with long-term averages. As a result, we expect cash flows during 2006 to increase compared to 2005 should the current pricing environment continue and should water flows be consistent with long-term averages.
We continue to build our specialized funds and our timberlands and infrastructure operations by committing additional resources and launching new funds. During 2006, we are concentrating on investing the capital committed. This should positively impact our results in 2006.
The investment market continues to be competitive and acquisition prices have increased due in large part to the availability and the low cost of capital for many investors. The breadth of our operating platform, our disciplined approach to investing, and our ability to supplement returns with asset management fees should enable us to continue to invest capital on a favourable basis.
Needless to say, there are many factors that could impact our performance in 2006, both positively and negatively. We have described the principal risks earlier in this report, and we will continue to manage our business with the objective of reducing the impact of market fluctuations, for example, through the use of long-term revenue contracts and long-term financings. It is this measured approach to business that provides us with confidence that we will meet our 2006 performance objectives with respect to cash flow growth and value creation.
42       Brookfield Asset Management   |   2005 Annual Report

CONSOLIDATED FINANCIAL ANALYSIS
The discussion and analysis of our operating results and financial condition in the foregoing sections of this report is organized principally on a segmented basis, which is consistent with how we manage our business. As previously discussed, this segmented basis differs from our Consolidated Financial Statements which begin on page 59. The purpose of this section is to provide an analysis and discussion of our financial position and operating results as they are presented in our Consolidated Financial Statements, and to provide a reconciliation between our Consolidated Financial Statements and the segmented basis utilized in the preceding sections which provide a more detailed review.
To do this, we have provided a summary of our consolidated financial statements for the past two years and a review of the significant components and variances from a consolidated perspective. Pages 52 and 53 contain a reconciliation between the consolidated balance sheets and consolidated statements of operations to our segmented results. This is intended to assist the reader to cross reference the more detailed discussion in the Operations Review.
Consolidated Balance Sheet
Total assets at book value increased to $26.1 billion as at December 31, 2005 from $20.0 billion at the end of the preceding year, which was accompanied by a commensurate increase in our capitalization. The increase was due to the expansion of our operating platform in several business segments as reflected in the $3.5 billion increase in property, plant and equipment, as well as the sale of a major investment. The higher Canadian dollar increased the carrying value of the assets which we own and operate in Canada. Property specific mortgages, which finance our income producing physical assets without recourse to the Corporation, increased by $2.7 billion, and common equity increased by $1.3 billion due largely to net income recorded during 2005.
Consolidated Assets
The following is a summary of our consolidated assets for the past two years:

AS AT DECEMBER 31	Book Value
MILLIONS	2005	2004

Assets
Cash and cash equivalents	$951	$404
Financial assets	2,171	1,220
Investments	595	1,944
Accounts receivable and other	4,148	1,551
Operating assets
Property, plant and equipment	15,776	12,231
Securities	2,069	1,757
Loans and notes receivable	348	900

	$26,058	$20,007

Cash and Cash Equivalents and Financial Assets
Cash and cash equivalents and financial assets, which consist of securities and other financial assets that are not actively deployed in our operations, increased to $3.1 billion on a consolidated basis at December 31, 2005, compared to an aggregate balance of $1.6 billion at the end of 2004. The increase over prior years is due principally to the $2.7 billion proceeds received on the sale of Falconbridge.
Investments
Investments represent equity accounted interests in partially owned companies including Norbord, Fraser Papers and, until 2005, Falconbridge. The sale of Falconbridge during the year accounts for the decline in Investments from $1.9 billion to $0.6 billion.
Brookfield Asset Management   |   2005 Annual Report      43

Accounts Receivable and Other
Accounts receivable and other increased to $4.2 billion from $1.6 billion at the end of 2004. The following table is a summary of consolidated accounts receivable and other assets.

AS AT DECEMBER 31	Book Value
MILLIONS	2005	2004

Accounts receivable	$1,709	$1,187
Prepaid expenses and other assets	1,541	263
Restricted cash	651	29
Inventory	247	16
Future income tax assets	—	56

	$4,148	$1,551

The increase in 2005 is due to the expansion of our operating platform, and includes the consolidated working capital balances of the various operating companies including several businesses acquired during the year. These include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues in accordance with accounting guidelines, including $470 million in respect of our Louisiana power generating operations which were consolidated during 2005. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property specific mortgages.
Property, Plant and Equipment
Property, plant and equipment increased by $3.5 billion during 2005, due to acquisitions of core office properties, timberlands and power generating facilities. The following table is a summary of property, plant and equipment for the past two years:

AS AT DECEMBER 31	Book Value
MILLIONS	2005	2004

Property
Commercial properties	$8,688	$7,089
Residential properties	1,205	818
Development properties	942	950
Property services	39	51

	10,874	8,908
Power generation	3,568	2,951
Timberlands and infrastructure	1,018	184
Other plant and equipment	316	188

	$15,776	$12,231

Commercial property assets include core office, opportunity and retail properties. The net book value of these assets increased during 2005 with the acquisition of 20 Canada Square, located in the Canary Wharf Estate in London, U.K., and a Canadian office portfolio consisting of 24 high quality office properties and one development property in which we acquired a 25% interest, with two institutions owning the balance. More details on these operations are located on pages 15 through 18 of this report. Residential property assets increased due to the continued build-out of inventory, particularly in the United States market. More detail on our residential operations is included on pages 18 and 19.
Power generation facilities increased with the continued expansion of our operating platform and the consolidation of our Louisiana operations. During 2005, we acquired and built 14 stations with a total capacity of 772 megawatts for an aggregate investment of $300 million. We invested approximately $1 billion in additional hydroelectric facilities during 2004 including 72 power plants in New York State. More detail on our power generating operations is included on pages 22 through 25.
44     Brookfield Asset Management   |   2005 Annual Report

The increase in timberlands represents the acquisition of 635,000 acres of high quality private timberlands on the west coast of Canada as detailed on page 26.
Securities
Securities include $1.6 billion (2004 – $0.9 billion) of largely fixed income securities held through our insurance operations, which are described under Investments on page 30, as well as our $267 million (2004 – $450 million) common share investment in Canary Wharf Group, which is included in our core office property operations. We expanded our insurance operations during the year which gave rise to the increase in Securities, as well as an increase in Other Liabilities. The decrease in the carrying values for our Canary Wharf investment is due to dividends received during 2005.
Loans and Notes Receivable
Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in Specialty Funds. The outstanding balance was lower at the end of 2005 due to repayments and syndications of loan positions during 2005.
Consolidated Capitalization
Our consolidated capitalization, which includes liabilities and shareholders’ equity, increased in line with the growth in our total assets. This increase is reflected mostly in property specific mortgages, accounts payable and other liabilities, and common equity. The increase in property specific mortgages reflects the financing associated with the acquisition of additional assets, in particular, power assets acquired during the year and the consolidation of Louisiana HydroElectric, the financing associated with the acquisition of our west coast timberland assets, as well as financings associated with our property acquisition in the United Kingdom and the continued expansion of our opportunity property investments.
Accounts payable increased as a result of the assumption of working capital balances on the acquisition of additional operating assets as well as the overall growth in the level of business activity, particularly within our insurance operations. Common equity increased due to the net income generated over the past two years, offset in part by dividends paid and shares repurchased.
The following table details our consolidated capitalization at the end of 2005 and 2004 and the related cash costs:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital[1]		Book Value		Operating Cash Flow[2]
MILLIONS	2005	2004	2005	2004	2005	2004

Non-recourse borrowings
Property specific mortgages	7%	6%	$8,756	$6,045	$519	$321
Subsidiary borrowings	5%	5%	2,510	2,373	153	105
Corporate borrowings	7%	6%	1,620	1,675	119	103
Accounts payable and other liabilities	7%	7%	4,561	2,719	449	295
Capital securities	6%	6%	1,598	1,548	90	79
Non-controlling interest in net assets	22%	22%	1,984	1,780	386	360
Shareholders’ equity
Preferred equity	6%	6%	515	590	35	24
Common equity	20%	18%	4,514	3,277	873	602

	9.5%	9.5%	$26,058	$20,007	$2,624	$1,889

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash fl ows in the case of shareholders’ interests, including cash distributions, and current taxes and operating expenses in the case of accounts payable and other liabilities
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2004. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.
Brookfield Asset Management   |   2005 Annual Report     45

Property Specific Mortgages
Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities.
The composition of Brookfield’s consolidated borrowings which have recourse only to the specific assets being financed is as follows:

		Cost of
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Average	Capital[1]	Book Value		Operating Cash Flow[2]
MILLIONS	Term	2005	2005	2004	2005	2004

Commercial properties	11	7%	$5,881	$4,534	$312	$261
Power generation	10	8%	2,365	1,411	191	57
Timberlands and infrastructure	19	6%	510	100	16	3

	11	7%	$8,756	$6,045	$519	$321

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average consolidated maturity of 11 years and a weighted average interest rate of 7%.
Commercial property borrowings consist primarily of mortgage debt on properties held within our core property and opportunity investment operations, which are described in more detail on pages 16 and 17 and page 20. Power generation borrowings consist of financings secured by specific power facilities and include $630 million of debt secured by our Louisiana facilities that were consolidated with effect from the beginning of 2005. Timber and infrastructure debt includes $410 million of long-term debt issued from the Island Timberland Fund, formed in 2005, which is secured by the timberlands and has an average maturity of 19 years and a blended interest rate of 6.0%, as well as $100 million secured by electricity transmission and distribution facilities.
Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2007	2008	2009	2010	Beyond	Total

Commercial properties	$284	$674	$358	$841	$343	$3,381	$5,881
Power generation	30	29	27	83	12	2,184	2,365
Timberlands and infrastructure	—	—	—	—	—	510	510

Total	$314	$703	$385	$924	$355	$6,075	$8,756

Percentage of total	3%	8%	5%	11%	4%	69%	100%

Other Debt of Subsidiaries
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries. The composition of these borrowings on a consolidated basis is as follows:

		Cost of
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Average	Capital[1]	Book Value		Operating Cash Flow[2]
MILLIONS	Term	2005	2005	2004	2005	2004

Residential properties	2	5%	$1,137	$814	$21	$14
Power generation	4	6%	474	617	24	23
Timberlands and infrastructure	6	5%	37	37	3	1
International operations and other	7	6%	862	905	105	67

	3	5%	$2,510	$2,373	$153	$105

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
46     Brookfield Asset Management   |    2005 Annual Report

Residential property debt consists primarily of construction financing which is repaid with the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences. Power generation debt consists of C$450 million, 4.6% public notes which mature in 2009 and C$100 million floating rate public notes which mature in 2006. The notes are rated BBB by S&P and BBB(high) by DBRS.
Other subsidiary debt includes C$200 million of retractable preferred shares that will be repaid no later than 2011 and pay dividends at a rate of 6.1%, as well as debt obligations of various operating companies that are included on a deconsolidated basis as Investments in our segmented analysis. A portion of the outstanding debt of our international operations is denominated in their domestic currencies and is utilized to hedge their operating assets against local currency fluctuations, the most significant of which is the Brazilian real. The Corporation does not typically guarantee the debts of subsidiaries with the exception of $434 million included in other subsidiary debt.
Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2007	2008	2009	2010	Beyond	Total

Residential properties	$701	$384	$41	$9	$2	$—	$1,137
Power generation	86	—	—	388	—	—	474
Timberlands and infrastructure	2	—	1	1	2	31	37
International operations and other	192	11	47	6	—	606	862

Total	$981	$395	$89	$404	$4	$637	$2,510

Percentage of total	39%	16%	4%	16%	—%	25%	100%

Non-controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies; and non-participating preferred equity issued by the Corporation and its subsidiaries.
Interests of others in our operations at December 31, 2005 and 2004 on a fully consolidated basis were as follows:

	Number of
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Shares	Book Value		Operating Cash Flow[1]
MILLIONS	2005	2005	2004	2005	2004

Participating interests
Property
Brookfield Properties Corporation	115.0	$999	$1,024	$221	$238
Brookfield Homes Corporation	13.2	128	122	108	84
Retail and other		69	80	1	—
Power generation
Great Lakes Hydro Income Fund		180	194	16	21
Louisiana HydroElectric		45	—	6	—
Timberlands		255	—	7	—
Other		133	110	14	2

		1,809	1.530	373	345
Non-participating interests		175	250	13	15

		$1,984	$1,780	$386	$360

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions
The majority of our core office and residential property operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than the company own approximate 50% and 48% common share interests, respectively. Power generating interests represent the 50% interest of unitholders in the Great Lakes Hydro Income Fund, through which we own some of our power generating operations, and a 25% residual equity interest held by others in our Louisiana operations. Institutional partners provided $255 million of capital towards the formation of our Island Timberland Fund.
Brookfield Asset Management   |   2005 Annual Report     47

The book values of these interests vary each year, and typically increase with the excess of net income over normal cash distributions and decrease with share repurchases and special dividends. During 2005, our U.S. core office and residential operations repurchased common equity held by non-controlling interests for $132 million and $75 million, respectively, resulting in a decrease in the book value of these interests. Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $109 million in 2005 compared with $73 million in 2004. The undistributed cash flows attributable to non-controlling shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Consolidated Statement of Income
The following table summarizes our consolidated statement of net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Net operating income	$2,355	$1,825
Interest expenses	(881)	(608)
Operating and current taxes	(449)	(295)
Non-controlling interests in the foregoing	(386)	(360)

	639	562
Other items, net of non-controlling interests	1,023	(7)

Net income	$1,662	$555

Net Operating Income
Net operating income includes the following items from our consolidated statement of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and disposition gains. These items are described for each business unit in the Operations Review beginning on page 14. The following table reconciles total operating cash flow in the segmented basis of presentation presented on page 11 and net operating income:

YEARS ENDED DECEMBER 31 (MILLIONS)	Business Unit	2005	2004

Total operating cash flow		$2,624	$1,889
Less dividends received:
Canary Wharf Group	Core office	(183)	—
Falconbridge and Norbord	Investments	(86)	(64)

Net operating income		$2,355	$1,825

Interest Expenses
The following table summarizes interest expense during each of the past two years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Corporate borrowings	$119	$103
Property specific mortgages	519	321
Subsidiary borrowings	153	105
Capital securities	90	79

	$881	$608

Further details for the individual components are provided in the Operations Review and Consolidated Capitalization sections.
Operations and Current Taxes
These items include expenses allocated to our asset management activities and other operating costs that are not attributed to specific business units. Current taxes relate principally to our U.S. home building operations. These items are summarized in the following table:
48       Brookfield Asset Management  |   2005 Annual Report

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Asset management expenses	$184	$126
Other operating costs	103	83
Current income taxes	162	86

	$449	$295

These items are discussed further in the Operations Review beginning on page 14.
Non-controlling Interests
The interest of non-controlling parties in the foregoing items aggregated $386 million on a consolidated basis during 2005, compared with $360 million on a similar basis during 2004. The increase was due primarily to the overall increase in operating cash flows produced by our partially owned home building operations, offset by a decrease in lease termination gains recorded by our partially owned core property operations. The composition of non-controlling interests is detailed in the table on page 47.
Other Items
Other items are summarized in the following table, and include items that are either non-cash in nature or not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 12.

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Equity accounted income from investments	$219	$332
Gains on disposition of Falconbridge	1,350	—
Depreciation and amortization	(374)	(251)
Future income taxes and other provisions	(324)	(260)
Non-controlling interests in the foregoing items	152	172

	$1,023	$(7)

Equity accounted income reflects our share of the net income recorded by Falconbridge, Norbord and Fraser Papers. The decline relative to 2004 is due to the monetization of our interest in Falconbridge during 2005 and a lower ownership interest in Norbord. In addition, Norbord realized prices in 2005 that, while very favourable, were lower compared to 2004 during which time prices were particularly strong.
Depreciation and amortization prior to non-controlling interests increased to $374 million from $251 million during 2004. The increase is due to the acquisition of additional property, power and timber assets during 2004 and 2005, as well as the inclusion of depreciation on the Louisiana power facilities that were consolidated during 2005.
Future income taxes and other provisions increased to $324 million from $260 million, before taking into account non-controlling interests, and are summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Future income taxes	$285	$151
Revaluation gains and losses
Interest rate contracts	16	—
Norbord exchangeable debentures	10	(6)
Intangible assets	33	—
Foreign exchange on capital securities	—	113
Tax effect of revaluation gains and losses	(20)	2

	$324	$260

Brookfield Asset Management  |  2005 Annual Report     49

Our future income tax provision was significantly higher than in the comparable period, due principally to the inclusion of an accounting tax provision of $251 million associated with the Falconbridge disposition gain. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future, other than in our U.S. home building operations which, because they are owned separately, do not enjoy the benefits of tax shields from our other U.S. operations. Nonetheless, we record non-cash tax provisions as required under GAAP, which, in addition to the Falconbridge gain, also reflects any changes in the carrying value of our tax shield during the period, and tax provisions in respect of the non-cash equity earnings recorded on our investments in Falconbridge and Norbord. The tax provision for 2004 reflects the impact of property and disposition gains during that period.
Revaluation gains and losses include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued. Over the course of the year we recorded a revaluation charge of $16 million. It is important to note that the corresponding increase in the value of our long duration interest sensitive assets is not reflected in earnings.
Provisions also include a revaluation charge of $10 million on debentures issued by us that are exchangeable into 20 million Norbord common shares, equal to the increase in the Norbord share price during the period, as required by accounting rules. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market. In the second quarter we charged off intangible assets totalling $33 million that would otherwise have been expensed over time as depreciation and amortization, and in the prior year, provisions included the impact of foreign currency revaluation of capital securities that were reclassified as liabilities (See Changes in Accounting Policies beginning on page 56).
Consolidated Statement of Cash Flows
The following table summarizes the company’s cash flows on a consolidated basis as set forth in the consolidated statement of cash flows on page 62:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Operating activities	$830	$872
Financing activities	1,013	1,731
Investing activities	(1,296)	(2,581)

Increase in cash and cash equivalents	$547	$22

Operating Activities
Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Cash flow from operating activities	$830	$872
Less: Net change in working capital balances and other	(105)	(198)
Norbord special dividend	—	(48)
Add: Dividends received from Canary Wharf Group	183	—

Operating cash flow	$908	$626

The dividends received from Canary Wharf Group are included in investing activities in our consolidated financial statements, whereas in our segmented basis of presentation we consider the dividends to form part of our operating cash flow. The Norbord special dividend was not included in operating cash flow during 2004 because a major portion of our investment was monetized during the same quarter, giving rise to a $63 million gain, which was included in operating cash flow, whereas there were no such monetizations during 2005.
50     Brookfield Asset Management  |  2005 Annual Report

Financing Activities
Financing activities generated $1.0 billion of cash during 2005 compared with $1.7 billion during 2004. Approximately $1 billion of property specific financings were arranged in each year to fund new property, power and timber assets acquired during each year, as well as increased financings on existing assets to better reflect current values and cash flows.
During 2005, institutional partners invested $263 million in our Island Timberland Fund. We utilized cash resources to repurchase $162 million (2004 – $19 million) of common shares and our subsidiaries repurchased an additional $187 million (2004 – $33 million) of common equity.
During 2004, subsidiaries issued $500 million (2005 – $101 million) of unsecured debt, net of repayments, including C$500 million of term debt issued by our power generating operations. We also issued $264 million of preferred shares from our core office property subsidiary. Our U.S. home building group distributed $280 million by way of a special dividend, which represented an outflow of $140 million to shareholders other than Brookfield.
We retained $265 million (2004 – $242 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends and paid shareholder distributions to holders of our common and preferred shares totalling $190 million (2004 – $160 million).
Investing Activities
We invested net capital of $1.3 billion on a consolidated basis during 2005 compared with $2.6 billion during 2004.
Net investment in property assets totalled $1.0 billion during 2005, compared with $341 million during 2004. The current year’s investment principally represents our share of the Canadian core office portfolio, offset by proceeds from the sale of a small property in Denver. During 2004, we acquired three properties in Washington, D.C.
We continued to expand our power generating operations during 2005 with the purchase of several hydroelectric facilities in North America and Brazil and a pump storage facility in New Hampshire. During 2004, we acquired a large portfolio of hydroelectric generating facilities in New York for approximately $900 million.
The net investment in securities during 2004 included a net increase in securities of $0.3 billion and loan advances net of repayment totalling $1.0 billion, largely through our bridge lending operations.
Proceeds from the disposition of Investments totalled $1.3 billion during 2005, net of acquisitions. We received $2.7 billion of proceeds from the sale of our investment in Falconbridge, of which $1.4 billion was received in cash and is reflected as proceeds from investing activities The balance in the form of preferred shares and exchangeable debentures is reflected as Investments in Financial Assets.
The dividends received from Canary Wharf Group during 2005 are presented as a reduction in the carrying value of our investment in our consolidated financial statements, whereas we consider the dividends to form part of our operating cash flow. The dividends, which are the first received since we acquired this investment, represent a 20% yield when measured over the life of our investment.
Brookfield Asset Management  |  2005 Annual Report     51

Reconciliation of Segmented Disclosure to Consolidated Financial Statements
The following tables present a reconciliation of our segmented disclosure, which forms the basis of presentation for much of the discussion and analysis in this annual report, to our consolidated financial statements which are prepared and audited in accordance with GAAP:
Balance Sheet

	AS AT DECEMBER 31, 2005
						Cash and
			Timber and	Specialty		Financial	Other
MILLIONS	Property	Power	Infrastructure	Funds	Investments	Assets	Assets	Capitalization	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$10,722	$—	$113	$—	$—	$—	$39	$—	$10,874
Power generation	—	3,568	—	—	—	—	—	—	3,568
Timberlands and infrastructure	—	—	1,018	—	—	—	—	—	1,018
Other plant and equipment	—	—	—	—	316	—	—	—	316
Securities	267	—	—	134	1,571	97	—	—	2,069
Loans and notes receivable	—	—	—	241	47	60	—	—	348
Cash and cash equivalents	253	115	23	—	143	417	—	—	951
Financial assets	—	187	—	—	—	1,984	—	—	2,171
Investments	—	—	—	122	473	—	—	—	595
Accounts receivable and other	617	882	59	2	836	—	1,752	—	4,148

Total assets	$11,859	$4,752	$1,213	$499	$3,386	$2,558	$1,791	$—	$26,058

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$1,620	$1,620
Property specific financing	5,881	2,365	510	—	—	—	—	—	8,756
Other debt of subsidiaries	1,138	474	37	—	110	146	—	605	2,510
Accounts payable and other liabilities	463	491	65	—	1,874	282	—	1,386	4,561
Capital securities	—	—	—	—	—	—	—	1,598	1,598
Non-controlling interests in net assets	196	225	255	—	109	—	—	1,199	1,984
Preferred equity	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,181	1,197	346	499	1,293	2,130	1,791	(6,923)	4,514

Total liabilities and shareholders’ equity	$11,859	$4,752	$1,213	$499	$3,386	$2,558	$1,791	$—	$26,058

Results from Operations

	YEAR ENDED DECEMBER 31, 2005
	Asset						Investment
	Management			Timber and	Specialty		Income
MILLIONS	Services	Property	Power	Infrastructure	Funds	Investments	and Gains	Capitalization	Consolidated

Fees earned	$282	$—	$—	$—	$—	$—	$—	$—	$282
Revenues less direct operating costs
Property	—	1,210	—	—	—	—	—	—	1,210
Power generation	—	—	469	—	—	—	—	—	469
Timberlands and infrastructure	—	—	—	64	—	—	—	—	64
Specialty funds	—	—	—	—	54	—	—	—	54
Investment and other income	—	—	—	—	—	34	193	—	227
Disposition gains	—	—	—	—	—	—	49	—	49

	282	1,210	469	64	54	34	242	—	2,355
Expenses
Interest	—	332	215	19	—	28	9	278	881
Current income taxes	—	141	—	—	—	10	—	11	162
Asset management	184	—	—	—	—	—	—	—	184
Other operating costs	—	—	2	—	—	9	—	92	103
Non-controlling interests	—	109	22	7	—	5	—	243	386

Net income before the following	98	628	230	38	54	(18)	233	(624)	639
Dividends from Falconbridge	—	—	—	—	—	24	—	—	24
Dividends from Norbord	—	—	—	—	—	62	—	—	62
Dividends from Canary Wharf	—	183	—	—	—	—	—	—	183

Cash flow from operations	98	811	230	38	54	68	233	(624)	908
Preferred share dividends	—	—	—	—	—	—	—	35	35

Cash flow to common shareholders	$98	$811	$230	$38	$54	$68	$233	$(659)	$873

52     Brookfield Asset Management  |  2005 Annual Report

     Balance Sheet

	AS AT DECEMBER 31, 2004
						Cash and
			Timber and	Specialty		Financial	Other
MILLIONS	Property	Power	Infrastructure	Funds	Investments	Assets	Assets	Capitalization	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$8,856	$—	$—	$—	$—	$—	$52	$—	$8,908
Power generation	—	2,951	—	—	—	—	—	—	2,951
Timberlands and infrastructure	—	—	184	—	—	—	—	—	184
Other plant and equipment	—	—	—	—	188	—	—	—	188
Securities	464	—	—	106	939	248	—	—	1,757
Loans and notes receivable	—	58	—	715	64	63	—	—	900
Cash and cash equivalents	75	83	6	—	101	139	—	—	404
Financial assets	109	560	—	—	16	535	—	—	1,220
Investments	—	—	—	76	1,868	—	—	—	1,944
Accounts receivable and other	298	(102)	25	—	430	—	900	—	1,551

Total assets	$9,802	$3,550	$215	$897	$3,606	$985	$952	$—	$20,007

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$1,675	$1,675
Property specific financing	4,534	1,463	48	—	—	—	—	—	6,045
Other debt of subsidiaries	826	621	39	—	223	—	—	664	2,373
Accounts payable and other liabilities	252	96	37	—	898	339	—	1,097	2,719
Capital securities	—	—	—	—	—	—	—	1,548	1,548
Non-controlling interests in net assets	202	194	—	—	110	—	—	1,274	1,780
Preferred equity	—	—	—	—	—	—	—	590	590
Common equity / net invested capital	3,988	1,176	91	897	2,375	646	952	(6,848)	3,277

Total liabilities and shareholders’ equity	$9,802	$3,550	$215	$897	$3,606	$985	$952	$—	$20,007

Results from Operations

	YEAR ENDED DECEMBER 31, 2004
	Asset						Investment
	Management			Timber and	Specialty		Income
MILLIONS	Services	Property	Power	Infrastructure	Funds	Investments	and Gains	Capitalization	Consolidated

Fees earned	$199	$—	$—	$—	$—	$—	$—	$—	$199
Revenues less direct operating costs
Property	—	973	—	—	—	—	—	—	973
Power generation	—	—	268	—	—	—	—	—	268
Timberlands and infrastructure	—	—	—	26	—	—	—	—	26
Specialty funds	—	—	—	—	48	—	—	—	48
Investment and other income	—	—	—	—	—	60	128	—	188
Disposition gains	—	—	—	—	—	—	123	—	123

	199	973	268	26	48	60	251	—	1,825
Expenses
Interest	—	274	78	5	—	4	4	243	608
Current income taxes	—	75	—	—	—	1	—	10	86
Asset management	126	—	—	—	—	—	—	—	126
Other operating costs	—	—	—	—	—	1	—	82	83
Non-controlling interests	—	84	21	—	—	5	—	250	360

Net income before the following	73	540	169	21	48	49	247	(585)	562
Dividends from Falconbridge	—	—	—	—	—	45	—	—	45
Dividends from Norbord	—	—	—	—	—	19	—	—	19

Cash flow from operations	$73	$540	$169	$21	$48	$113	$247	$(585)	$626
Preferred share dividends	—	—	—	—	—	—	—	24	24

Cash flow to common shareholders	$73	$540	$169	$21	$48	$113	$247	$(609)	$602

Brookfield Asset Management  |  2005 Annual Report     53

SUPPLEMENTAL INFORMATION
This supplemental information contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
The 2005 and 2004 results by quarter are as follows:

	2005				2004[1]
MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenues	$1,740	$1,368	$1,174	$974	$1,299	$994	$838	$768

Fees earned	106	70	58	48	54	45	43	57
Revenues less direct operating costs
Property	461	270	257	222	335	231	214	193
Power generation	128	92	115	134	64	64	67	73
Timberlands and infrastructure	15	19	20	10	10	7	5	4
Specialty funds	11	17	13	13	20	11	7	10
Investment and other income	8	67	77	75	10	48	69	61
Disposition gains	—	28	21	—	—	63	60	—

	729	563	561	502	493	469	465	398
Expenses
Interest	229	218	235	199	154	154	153	147
Current income taxes	88	28	30	16	46	16	16	8
Asset management	52	51	43	38	35	30	30	31
Other operating costs	35	21	20	27	30	22	13	18
Non-controlling interest in net income before the following	151	74	78	83	112	74	100	74

Net income before the following	174	171	155	139	116	173	153	120
Equity accounted income from investments	9	34	73	103	62	79	95	96
Gains on disposition of Falconbridge	—	785	565	—	—	—	—	—
Depreciation and amortization	(103)	(102)	(92)	(77)	(79)	(60)	(56)	(56)
Future income taxes and other provisions	5	(180)	(121)	(28)	(67)	(107)	(42)	(44)
Non-controlling interests in the foregoing items	66	28	30	28	55	48	40	29

Net income	$151	$736	$610	$165	$87	$133	$190	$145

1	2004 results have been revised to reflect adoption of new accounting standards which require capital securities to be presented as liabilities and distributions as interest expense, as well as any associated foreign currency revaluation and to conform to current presentation
The 2005 and 2004 cash flow from operations by quarter are as follows:

	2005				2004[1]
MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income before the following	$174	$171	$155	$139	$116	$173	$153	$120
Dividends from Falconbridge	—	—	12	12	12	11	11	11
Dividends from Norbord	5	5	48	4	5	4	5	5
Dividends from Canary Wharf	73	110	—	—	—	—	—	—

Cash flow from operations and gains	252	286	215	155	133	188	169	136
Preferred share dividends	10	8	9	8	7	6	6	5

Cash flow to common shareholders	$242	$278	$206	$147	$126	$182	$163	$131

Common equity – book value	$4,514	$4,586	$3,872	$3,411	$3,277	$3,229	$3,079	$2,981
Common shares outstanding	257.6	261.1	260.2	259.5	258.7	258.0	258.0	257.7
Per common share
Cash flow from operations	$0.91	$1.04	$0.78	$0.55	$0.49	$0.70	$0.64	$0.49
Net income	0.54	2.73	2.26	0.59	0.29	0.49	0.71	0.53
Dividends	0.15	0.15	0.15	0.14	0.14	0.14	0.14	0.13
Book value	17.72	17.74	15.07	13.37	12.76	12.54	11.96	11.62
Market trading price (NYSE)	50.33	46.60	38.16	37.75	36.01	30.20	28.24	26.84
Market trading price (TSX) – C$	58.61	54.14	46.80	45.70	43.15	38.13	37.42	34.87

1	2004 results have been revised to reflect adoption of new accounting standards which require capital securities to be presented as liabilities and distributions as interest expense, as well as any associated foreign currency revaluation and to conform to current presentation
54     Brookfield Asset Management  |  2005 Annual Report

For the three months ended December 31, 2005, cash flow from operations and gains totalled $252 million ($0.91 per share) compared with $133 million ($0.49 per share) in 2004. The 2005 fourth quarter cash flows include a $73 million dividend received on our investment in Canary Wharf. Net income from the three months ended December 31, 2005 totalled $151 million ($0.54 per share) compared with $87 million ($0.29 per share) in 2004. This increase was largely due to improved margins in our residential home building business, as well as the investment of additional capital in our power generation operations. This was partially offset by a reduction in our equity accounted income as a result of the sale of our investment in Falconbridge during the year.
Core property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements. Quarterly seasonality does exist in our residential property and power generation operations. With respect to our residential operations, the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during those periods and associated reductions in demand for electricity. We periodically record property disposition and other gains, special distributions, as well as gains on losses or any unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.
Contractual Obligations
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
		Less than	1- 3	4 - 5	After 5
MILLIONS	Total	One Year	Years	Years	Years

Long-term debt
Property specific mortgages	$8,756	$314	$2,012	$1,306	$5,124
Other debt of subsidiaries	2,510	981	888	207	434
Corporate borrowings	1,620	110	408	200	902
Capital securities	1,598	—	—	172	1,426
Lease obligations	8	1	3	2	2
Commitments	737	737	—	—	—

Interest expense[1]
Long-term debt	7,008	195	1,859	961	3,993
Capital securities	1,387	89	267	169	862
Interest rate swaps	117	13	39	26	39

1	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates
Contractual obligations include $737 million of commitments by the company and its subsidiaries provided in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $81 million is included as liabilities in the consolidated balance sheet and the balance treated as contingent obligations.
Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no transactions, individually or in aggregate, that were material to the overall operations, other than the company tendered 48 million common shares of Falconbridge into an issuer bid in exchange for $950 million of Falconbridge preferred shares.
Brookfield Asset Management  |  2005 Annual Report     55

Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2005	2004	2003

Class A Common Shares	$0.59	$0.55	$0.49
Class A Preferred Shares
Series 1[1]	—	0.30	0.54
Series 2	0.63	0.54	0.59
Series 3[2]	2,012.46	1,744.04	2,112.47
Series 4 + Series 7	0.63	0.54	0.59
Series 8	0.74	0.56	0.81
Series 9	1.16	1.08	1.01
Series 10	1.19	1.11	1.03
Series 11	1.14	1.06	0.98
Series 12	1.12	1.04	0.83
Series 13	0.63	—	—
Series 14	2.25	—	—
Series 15	0.65	—	—
Preferred Securities
Due 2050	1.73	1.61	1.49
Due 2051	1.71	1.60	1.48

1	Redeemed July 30, 2004

2	Redeemed November 8, 2005
Critical Accounting Policies And Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest activities; effectiveness of financial hedges for accounting purposes; and fair values for disclosure purposes.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Environment and Risks beginning on page 38 and in the section entitled Financial Risk Management beginning on page 41. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on critical accounting policies, see our significant accounting policies contained in Note 1 and Changes in Accounting Policies as described below.
Changes in Accounting Policies
Effective January 1, 2005, the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
56     Brookfield Asset Management  |  2005 Annual Report

Consolidation of variable interest entities, AcG 15
Effective January 1, 2005, the company adopted CICA Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries,” to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the primary beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. There was no impact on common equity as a result of implementing the new guidelines.
As a result of AcG 15, the company commenced consolidating the accounts of Louisiana HydroElectric, in which the company holds a 75% residual equity interest. The following table shows the consolidated balances related to Louisiana HydroElectric as at December 31, 2005 and 2004.

	Book Value
	December 31	December 31, 2004
MILLIONS	2005	If Consolidated	Actual

Assets
Cash and financial assets	$3	$52	$—
Accounts receivables and other	545	608	—
Property, plant and equipment	458	474	244

	1,006	1,134	244

Liabilities
Property specific mortgages	684	636	—
Accounts payable and other liabilities	43	210	—
Non-controlling interests of others in assets	37	44	—

Net assets	$242	$244	$244

	Year Ended
	December 31	December 31, 2004
MILLIONS	2005	If Consolidated	Actual

Revenue less direct operating expenses
Power generation	$112	$135	$26
Expenses
Property specific mortgages	95	88	—
Non-controlling interests in net income before the following	6	12	—

	11	35	26
Depreciation, amortization and non-cash taxes	(18)	(13)	—
Non-controlling interests in the foregoing items	5	4	—

Net income (loss)	$(2)	$26	$26

Liabilities and Equity, CICA Handbook Section 3860
Effective January 1, 2005, the company adopted the amendment to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation” with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. Accordingly, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities,” and the dividends paid on these preferred shares were reclassified as interest expense. As a result of the reclassification, preferred equity shares have been translated into U.S. dollars at period-end rates whereas they were previously translated at historical rates of exchange and the resultant impact of changes in the foreign exchange rates have been recorded in income on a retroactive basis. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at
Brookfield Asset Management  |  2005 Annual Report     57

January 1, 2004 of $110 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 was reduced by $93 million reflecting the foregoing items.
Asset Retirement Obligations, CICA Handbook Section 3110
Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.
Hedging Relationship, AcG 13
AcG 13 requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments,” effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.
Impairment of Long-lived Assets, CICA Handbook Section 3063
Section 3063 provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value.
Additional Share Data
Issued and Outstanding Common Shares
During 2005 and 2004, the number of issued and outstanding common shares changed as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Outstanding at beginning of year	258.7	256.1
Issued (repurchased)
Dividend reinvestment plan	—	0.1
Management share option plan	1.6	0.4
Conversion of debentures and minority interests	1.3	2.9
Issuer bid purchases	(4.0)	(0.8)

Outstanding at end of year	257.6	258.7
Unexercised options	12.6	12.2
Reserved for conversion of subordinated notes	—	0.8

Total diluted common shares	270.2	271.7

Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Net income	$1,662	$555
Convertible note interest	—	(1)
Preferred share dividends	(35)	(24)

Net income available for common shareholders	$1,627	$530

Weighted average	260	258
Dilutive effect of the conversion of notes and options using treasury stock method	6	6

Common shares and common share equivalents	266	264

58     Brookfield Asset Management  |  2005 Annual Report

Consolidated Financial Statements
MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.
Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 60 through 96 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
February 8, 2006	Chief Executive Officer	Chief Financial Officer
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Shareholders of Brookfield Asset Management Inc.:
We have audited the consolidated balance sheets of Brookfield Asset Management Inc. (formerly Brascan Corporation) as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Deloitte & Touche, LLP
February 8, 2006	Independent Registered Chartered Accountants
Brookfield Asset Management   |   2005 Annual Report      59

Consolidated Balance Sheet

AS AT DECEMBER 31
MILLIONS	Note	2005	2004

			(Note 1)
Assets
Cash and cash equivalents		$951	$404
Financial assets	2	2,171	1,220
Investments	3	595	1,944
Accounts receivable and other	4	4,148	1,551
Operating assets
Property, plant and equipment	5	15,776	12,231
Securities	6	2,069	1,757
Loans and notes receivable	7	348	900

		$26,058	$20,007

Liabilities and shareholders’ equity
Non-recourse borrowings
Property specific mortgages	8	$8,756	$6,045
Subsidiary borrowings	8	2,510	2,373
Corporate borrowings	9	1,620	1,675
Accounts payable and other liabilities	10	4,561	2,719
Capital securities	11	1,598	1,548
Non-controlling interests in net assets	12	1,984	1,780
Shareholders’ equity
Preferred equity	13	515	590
Common equity	14	4,514	3,277

		$26,058	$20,007

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director
60     Brookfield Asset Management   |   2005 Annual Report

Consolidated Statement of Income

YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2005	2004

			(Note 1)
Total revenues		$5,256	$3,899
Fees earned		282	199
Revenues less direct operating costs	16
Property		1,210	973
Power generation		469	268
Timberlands and infrastructure		64	26
Specialty funds		54	48

		1,797	1,315
Investment and other income		227	188
Disposition gains		49	123

		2,355	1,825
Expenses
Interest		881	608
Current income taxes	18	162	86
Asset management		184	126
Other operating costs		103	83
Non-controlling interests in net income before the following	17	386	360

		639	562
Other items
Equity accounted income from investments	19	219	332
Gains on disposition of Falconbridge	3	1,350	—
Depreciation and amortization		(374)	(251)
Future income taxes and other provisions	18	(324)	(260)
Non-controlling interests in the foregoing items	17	152	172

Net income		$1,662	$555

Net income per common share	14
Diluted		$6.12	$2.02
Basic		$6.27	$2.06

Consolidated Statement of Retained Earnings

YEARS ENDED DECEMBER 31
MILLIONS	Note	2005	2004

			(Note 1)
Retained earnings, beginning of year		$1,944	$1,669
Change in accounting policy	1	—	(110)
Net income		1,662	555
Shareholder distributions — Preferred equity	23	(35)	(24)
— Common equity	23	(155)	(136)
Amount paid in excess of the book value of common shares purchased for cancellation		(95)	(10)

Retained earnings, end of year		$3,321	$1,944

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Consolidated Statement of Cash Flows

YEARS ENDED DECEMBER 31
MILLIONS	Note	2005	2004

			(Note 1)
Operating activities
Net income		$1,662	$555
Adjusted for the following non-cash items
Depreciation and amortization		374	251
Future income taxes and other provisions		324	260
Gains on disposition of Falconbridge		(1,350)	—
Non-controlling interest in non-cash items	17	(152)	(172)
Excess of equity income over dividends received		(175)	(268)

		683	626
Special dividend from Norbord Inc.		42	48
Net change in non-cash working capital balances and other		105	198

		830	872

Financing activities
Corporate borrowings, net of repayments	22	(79)	97
Property specific mortgages, net of repayments	22	1,057	980
Other debt of subsidiaries, net of repayments	22	101	493
Capital provided by non-controlling interests in funds		263	—
Preferred equity redeemed		(76)	—
Preferred equity of subsidiaries issued		—	264
Common shares and equivalents repurchased, net of issuances	22	(141)	(12)
Common shares of subsidiaries repurchased, net of issuances		(187)	(33)
Special dividend distributed to minority shareholders		—	(140)
Undistributed non-controlling interests of cash flow		265	242
Shareholder distributions	23	(190)	(160)

		1,013	1,731

Investing activities
Investment in or sale of operating assets, net
Property	22	(1,004)	(341)
Power generation		(431)	(1,082)
Timber and infrastructure		(905)	(23)
Securities	22	(223)	(1,305)
Financial assets	22	(33)	74
Investments		1,277	96
Other property, plant and equipment		(160)	—
Dividends from Canary Wharf Group, plc		183	—

		(1,296)	(2,581)

Cash and cash equivalents
Increase		547	22
Balance, beginning of year		404	382

Balance, end of year		$951	$404

62      Brookfield Asset Management   |   2005 Annual Report

Notes to Consolidated Financial Statements
1. SUMMARY OF ACCOUNTING POLICIES
These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(a) Basis of Presentation
All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. (formerly Brascan Corporation) and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) in which the company is considered to be the primary beneficiary (see Note 1(u)(i)).
The company accounts for its investments in Norbord Inc. (“Norbord”), Fraser Papers Inc. (“Fraser Papers”), Falconbridge Limited (“Falconbridge”) (formerly Noranda Inc.) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. The company sold its investment in Falconbridge in 2005.
Certain comparative information has been restated due to the adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860, “Financial Instruments – Disclosure and Presentation” See Note 1(u)(ii).
(b) Acquisitions
The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets with the balance being allocated to goodwill. The allocated amounts are amortized over the estimated useful lives of the assets. The company periodically evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested at least annually for impairment. Significant acquisitions include the following:
During 2005, the company completed the acquisition of a 25% interest in O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively “O&Y”). The O&Y portfolio consists of 27 office buildings and one development site totalling 11.6 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg.
During 2005, the company completed the acquisition of timberlands on the Canadian west coast for an aggregate purchase price of $935 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of development lands for $805 million and $120 million, respectively. The company holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in non-controlling interests in net assets. In connection with the timberland agreement, the company also acquired a direct interest in 3.6 million cubic metres of annual crown harvest rights, also with associated sawmills and remanufacturing facilities for approximately $200 million, including working capital.
During 2005 the company, along with a 50% partner, completed the acquisition of a 610 megawatt hydroelectric generating facility located in New England for approximately $98 million. The company also completed the acquisition of two hydroelectric generating stations representing 48 megawatts of capacity for $43 million. These facilities are located in Pennsylvania and Maryland.
During 2004, the company completed the acquisition of 71 hydroelectric power generating plants and one co-generation facility in upstate New York for approximately $881 million. These assets have a combined generating capacity of 674 megawatts.
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(c) Property
(i) Commercial properties
Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated fair value is recognized when a property’s estimated undiscounted future cash flow is less than its carried value. The projections of future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.
Depreciation on buildings is provided during the year ended December 31, 2005 on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.
Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.
EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.
(ii) Residential properties
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.
Development land and infrastructure is recorded at cost unless impairment is identified requiring a write-down to estimated fair value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
(d) Power Generation
Power generating facilities are recorded at cost, less accumulated depreciation. The carried values of facilities are tested for impairment when appropriate, based on an assessment of net recoverable amounts. A write-down to estimated fair value is recognized if a facility’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each facility and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.
Power generating facilities under development are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.
(e) Timber and Infrastructure
Timber and infrastructure assets are carried at cost, less accumulated depletion and depreciation. A write-down to estimated fair value is recognized if the estimated undiscounted future cash flow from the timber and infrastructure assets is less than their carried value. The projections of future cash flow take into account the operating plan for the timber and infrastructure assets and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate. Depreciation on infrastructure transmission and distribution facilities is provided at various rates on a straight-line basis over the estimated service lives of the assets, which is up to 40 years.
64 Brookfield Asset Management | 2005 Annual Report

(f) Investments, Securities and Loans and Notes Receivable
Investments in securities that are not an active component of the company’s asset management operations are classified as Financial Assets. Investments in securities that are deployed in the company’s operations are classified as Securities. Investments in securities that are accounted for under the equity method are classified as Investments.
Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolios, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments charged to income.
In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.
Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.
Provisions are established in instances where, in the opinion of management, the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments has been impaired.
(g) Inventory
Lumber and logs associated with the company’s sawmills acquired during the year are carried at the lower of average cost and net realizable value. Processing materials and supplies are valued at the lower of average cost and replacement cost.
(h) Revenue and Expense Recognition
(i) Commercial property operations
Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.
The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.
Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
(ii) Residential property operations
Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
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Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.
(iii) Power generation
Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.
(iv) Timberlands and infrastructure
Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.
Revenue from infrastructure assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at regulated rates when the electricity is delivered, and collectibility is reasonably assured.
(v) Securities and loans and notes receivable
Revenue from notes receivable, loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis.
(vi) Real estate services
Commissions from property brokerage are recognized at the time of the closing of the related real estate transaction.
(vii) Fee income
Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. If actual performance in a future period results in a decrease in the incentive fee below the amount previously accrued, then the reduction will be charged against income during the subsequent period.
(viii) Other
Gains on the exchange of assets which do not result from transactions of commercial substance are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.
The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.
(i) Capitalized Costs
Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.
(j) Pension Benefits and Employee Future Benefits
The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.
(k) Derivative Financial Instruments
The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as hedge based on an expectation of off setting cash flows or fair value. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps
66      Brookfield Asset Management  |    2005 Annual Report

designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.
Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in the period the changes occur. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2005 and 2004 are recorded in future income taxes and other provisions. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded as an adjustment to other operating costs, along with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment income and other. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.
(l) Income Taxes
The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.
(m) Reporting Currency and Foreign Currency Translation
The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.
The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.
(n) Stock-Based Compensation
The company and most of its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. home building subsidiary records the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how this plan operates. Under this method, vested options are revalued each reporting period, and any change in value is included in earnings.
(o) Carrying Value of Assets
The company assesses the carrying values of long-lived assets, when events necessitate a review, based on the net recoverable amounts determined on an undiscounted cash flow basis. If the carrying value of an asset exceeds its net recoverable amount, an impairment loss is recognized to the extent that the fair value is below the asset’s carrying value. Fair value is determined based on quoted market prices when available, otherwise on the discounted cash flows over the life of the asset.
(p) Asset Retirement Obligations, CICA Handbook Section 3110
Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.
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(q) Hedging Relationship, AcG 13
AcG 13 requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments,” effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.
(r) Impairment of Long-lived Assets, CICA Handbook Section 3063
Section 3063 provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value.
(s) Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.
(t) Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities less than 90 days.
(u) Changes in Accounting Policies
Effective January 1, 2005 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Consolidation of variable interest entities, AcG 15
Effective January 1, 2005, the company adopted CICA Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries,” to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the primary beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. There was no impact on common equity as a result of implementing the new guidelines.
As a result of AcG 15, the company commenced consolidating the accounts of Louisiana HydroElectric, in which the company holds a 75% residual equity interest. The following table shows the consolidated balances related to Louisiana HydroElectric as at December 31, 2005 and 2004.
68       Brookfield Asset Management   |   2005 Annual Report

	Book Value
	December 31	December 31, 2004
MILLIONS	2005	If Consolidated	Actual

Assets
Cash and financial assets	$3	$52	$—
Accounts receivables and other	545	608	—
Property, plant and equipment	458	474	244

	1,006	1,134	244

Liabilities
Property specific mortgages	684	636	—
Accounts payable and other liabilities	43	210	—
Non-controlling interests of others in assets	37	44	—

Net assets	$242	$244	$244

	Year Ended
	December 31	December 31, 2004
MILLIONS	2005	If Consolidated	Actual

Revenue less direct operating expenses
Power generation	$112	$135	$26
Expenses
Property specific mortgages	95	88	—
Non-controlling interests of net income before the following	6	12	—

	11	35	26
Depreciation, amortization and non-cash taxes	(18)	(13)	—
Non-controlling interests in the foregoing items	5	4	—

Net income (loss)	$(2)	$26	$26

(ii) Liabilities and Equity, CICA Handbook Section 3860
Effective January 1, 2005, the company adopted the amendment to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation” with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. Accordingly, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities,” and the dividends paid on these preferred shares were reclassified as interest expense. As a result of the reclassification, preferred equity shares have been translated into U.S. dollars at period-end rates whereas they were previously translated at historical rates of exchange and the resultant impact of changes in the foreign exchange rates have been recorded in income on a retroactive basis. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at January 1, 2004 of $110 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 was reduced by $93 million reflecting the foregoing items.
(v) Future Accounting Policy Changes
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
On January 27, 2005, the CICA issued the following three new accounting standards: Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” and Handbook Section 3865, “Hedges.” These standards will take effect on January 1, 2007.
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(i) Comprehensive Income, CICA Handbook Section 1530
As a result of adopting this standard, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity on the Consolidated Balance Sheets. Major components for this category will include: unrealized gains and losses on financial assets classified as available-for-sale; unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations; and changes in the fair value of the effective portion of cash flow hedging instruments.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and Receivables; Held-for-trading; or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
This new standard now specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges on a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk which are recognized in Net Income and are offset by changes in the fair value of the derivative to the extent that the hedging relationship is effective, which are also recognized in Net Income. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be recorded in or recognized as Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income, whereas they are currently recognized in the company’s Cumulative Translation Account.
(iv) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances.
(v) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159 “Conditional Asset Retirement Obligations” (“EIC 159”). This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain.
(w) Comparative Figures
Certain of the prior year’s figures have been reclassified to conform with the 2005 presentation.
2. FINANCIAL ASSETS

MILLIONS	2005	2004

Government bonds	$59	$42
Corporate bonds	916	687
Asset backed securities	69	—
Preferred shares	629	351
Common shares	498	140

Total	$2,171	$1,220

70      Brookfield Asset Management   |   2005 Annual Report

Financial assets represent financial resources which are currently not an active component of the company’s asset management operations (see Note 6). The fair value of financial assets as at December 31, 2005 was $2,162 million (2004 – $1,255 million). The portfolio includes $1,517 million (2004 – $344 million) fixed rate securities with an average yield of 5.7% (2004 – 4.0%) and $41 million (2004 – $335 million) of securities of affiliates, principally equity accounted investees. Revenue earned during the year from securities of affiliates amounted to $18 million (2004 – $17 million).
3. INVESTMENTS
Equity accounted investments include the following:

	Number of Shares		% of Investment		Book Values
MILLIONS	2005	2004	2005	2004	2005	2004

Norbord Inc.	53.8	53.8	37%	36%	$199	$177
Fraser Papers Inc.	13.4	12.8	46%	42%	197	204
Falconbridge Inc.	—	122.6	—	42%	—	1,344
Other					199	219

Total					$595	$1,944

During the second quarter of 2005 there was a substantial reorganization of Falconbridge which involved the repurchase by Falconbridge (formerly Noranda) of approximately 64 million common shares in exchange for $1.25 billion of preferred shares and the subsequent issuance of 132.8 million shares to minority shareholders of Falconbridge to effect the privatization. As a result, Brookfield received $950 million retractable preferred shares in exchange for 48 million common shares and the company’s common share interest in Falconbridge decreased to 20% from 42%. The company subsequently sold 73 million common shares, or substantially all of its remaining 20% ownership for proceeds of $1.7 billion, consisting of $1.3 billion cash and a $375 million convertible debenture. These transactions resulted in an aggregate pre-tax gain of $1,350 million. Falconbridge redeemed $380 million of the $950 million retractable preferred shares previously received by the company as part of the exchange. The company’s remaining investment in these preferred shares is included in Financial Assets as at December 31, 2005.
4. ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note	2005	2004

Accounts receivable	(a)	$1,709	$1,187
Prepaid expenses and other assets	(b)	1,541	263
Restricted cash	(c)	651	29
Inventory		247	16
Future income tax assets	10(c)	—	56

Total		$4,148	$1,551

(a) Accounts Receivable

MILLIONS	2005	2004

Property	$865	$733
Power generation	345	156
Timberlands and infrastructure	28	13
Other	471	285

Total	$1,709	$1,187

Included in accounts receivable are executive share ownership plan loans receivable from executives of the company and consolidated subsidiaries of $19 million (C$22 million) (2004 – $31 million (C$38 million)). No loans have been made since July 2002.
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(b) Prepaid Expenses and Other Assets

MILLIONS	2005	2004

Property	$504	$180
Power generation	566	44
Timberlands and infrastructure	7	14
Other	464	25

Total	$1,541	$263

Prepaid expenses and other assets includes $125 million (2004 – $70 million) of intangible assets related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties. The consolidation of Louisiana HydroElectric included $470 million (2004 – $nil), representing levelized receivables arising from straight-line revenue recognition for a contract which expires in 2031.
Included in prepaid expenses and other assets is $92 million (2004 – $93 million) of goodwill principally arising from the privatization of the company’s funds management subsidiary during 2002 and $22 million (2004 – $62 million) of goodwill and other intangibles associated with Brookfield’s business services investments including contracts and intellectual property. In addition, the company added $40 million of goodwill and other intangibles associated with the acquisition of its asset management operations in New York during 2005.
(c) Restricted Cash

MILLIONS	2005	2004

Property	$355	$29
Power generation	83	—
Other	213	—

	$651	$29

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.
5. PROPERTY, PLANT AND EQUIPMENT

MILLIONS	Note	2005	2004

Property	(a)	$10,874	$8,908
Power generation	(b)	3,568	2,951
Timberlands and infrastructure	(c)	1,018	184
Other plant and equipment	(d)	316	188

Total		$15,776	$12,231

(a) Property

MILLIONS	Note	2005	2004

Commercial properties	(i)	$8,688	$7,089
Residential properties	(ii)	1,205	818
Development properties	(iii)	942	950
Property services		39	51

Total		$10,874	$8,908

(i) Commercial Properties

MILLIONS	2005	2004

Commercial properties	$9,485	$7,740
Less: accumulated depreciation	797	651

Total	$8,688	$7,089

72      Brookfield Asset Management   |   2005 Annual Report

Commercial properties carried at a net book value of approximately $3,545 million (2004 – $2,400 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million (2004 – $22 million) annually for the next five years and $959 million (2004 – $973 million) in total on an undiscounted basis.
Construction costs of $18 million (2004 – $15 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2005.
(ii) Residential Properties
Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.
(iii) Development Properties

MILLIONS	2005	2004

Commercial development properties	$452	$603
Residential lots – owned	264	263
– optioned	62	45
Rural development properties	164	39

Total	$942	$950

Development properties include commercial development land and density rights, residential land owned and under option and rural lands held for future development in agricultural or residential purposes.
During 2005, the company capitalized construction and related costs of $17 million (2004 – $26 million) and interest costs of $15 million (2004 – $14 million) to its commercial development sites, and interest costs of $38 million (2004 – $32 million) to its residential land operations.
The company acquired 35,000 acres of rural development properties during 2005 at a cost of $120 million as further described in Note 5(c).
(b) Power Generation

MILLIONS	2005	2004

Hydroelectric power facilities	$3,830	$2,730
Cogeneration facilities	212	239

	4,042	2,969
Less: accumulated depreciation	582	314

	3,460	2,655
Investment in Louisiana HydroElectric Power	—	244
Generating facilities under development	108	52

Total	$3,568	$2,951

Generation assets includes the cost of the company’s approximately 130 hydroelectric generating stations and two gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2006 to 2044.
During 2005 the company, along with a 50% partner, completed the acquisition of a 610 megawatt hydroelectric generating pump storage facility and related assets located in New England for cash totalling $98 million. The company also completed the acquisition of two hydroelectric generating stations located in Pennsylvania and Maryland with total capacity of 48 megawatts for cash totalling $43 million which was allocated to hydroelectric power facilities.
During 2004, the company completed the acquisition of 71 hydroelectric power generating plants and one cogeneration facility in upstate New York from Reliant Energy for $881 million. These facilities have a combined generating capacity of 674 megawatts.
Effective January 1, 2005, the company consolidated its investment in Louisiana HydroElectric as described in Note 1(u)(i).
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(c) Timberlands and Infrastructure

MILLIONS	2005	2004

Timberlands	$888	$87
Infrastructure	130	97

Total	$1,018	$184

During 2005, the company completed the acquisition of timberlands on the Canadian west coast for an aggregate purchase price of $775 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of rural development lands for $655 million and $120 million, respectively. The company holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in non-controlling interests in net assets.
The company’s infrastructure assets are comprised of power transmission and distribution networks which are operated under a regulated rate base arrangement that is applied to the company’s invested capital.
(d) Other Plant and Equipment
Other plant and equipment includes capital assets of $316 million (2004 – $188 million) associated primarily with the company’s two private forest products companies, Cascadia and Katahdin Paper. The Cascadia acquisition was completed during 2005 and included 3.6 million cubic metres of annual crown harvest rights, sawmills and remanufacturing facilities.
6. SECURITIES

MILLIONS	2005	2004

Government bonds	$930	$684
Corporate bonds	480	170
Asset backed securities	195	142
Common shares	197	311
Canary Wharf Group common shares	267	450

Total	$2,069	$1,757

Securities represent holdings that are actively deployed in the company’s financial operations and include $1,570 million (2004 – $917 million) owned through the company’s Insurance operations, as described in Note 15(g).
The securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2005 was $2,220 million (2004 – $1,895 million). During 2005, the company received dividends of $183 million from Canary Wharf Group (2004 – $nil) which were accounted for as a return of investment.
Corporate bonds include fixed rate securities totalling $284 million (2004 – $172 million) with an average yield of 5.5% (2004 – 6.5%) and an average maturity of approximately five years. Government bonds and asset backed securities include predominantly fixed rate securities.
7. LOANS AND NOTES RECEIVABLE
Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.
The fair value of the company’s loans and notes receivable at December 31, 2005 and 2004 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.
The loan portfolio matures over the next three years, with an average maturity of approximately one year and includes fixed rate loans totalling $39 million (2004 – $67 million) with an average yield of 5.8% (2004 – 6.5%).
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8. NON-RECOURSE BORROWINGS
(a) Property Specific Mortgages

MILLIONS	2005	2004

Commercial and residential properties	$5,881	$4,534
Power generation	2,365	1,411
Timberlands and infrastructure	510	100

Total	$8,756	$6,045

Property specific mortgages include $2,247 million (2004 – $1,786 million) repayable in Canadian dollars equivalent to C$2,606 million (2004 – C$2,143 million), $194 million (2004 – $113 million) in Brazilian reais equivalent to R$454 million (2004 – R$301 million) and $404 million (2004 – $nil) in British pounds equivalent to £234 million (2004 – £nil). The weighted average interest rate at December 31, 2005 was 6.9% (2004 – 6.4%).
Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

			Timberlands &
MILLIONS	Commercial Properties	Power Generation	Infrastructure	Annual Repayments

2006	$284	$30	$—	$314
2007	674	29	—	703
2008	358	27	—	385
2009	841	83	—	924
2010	343	12	—	355
Thereafter	3,381	2,184	510	6,075

Total	$5,881	$2,365	$510	$8,756

(b) Subsidiary Borrowings

MILLIONS	2005	2004

Residential properties	$1,137	$814
Power generation	474	617
Timberlands and infrastructure	37	37
Other	862	905

Total	$2,510	$2,373

Subsidiary borrowings include $805 million (2004 – $883 million) repayable in Canadian dollars equivalent to C$934 million (2004 – C$1,059 million) and $13 million (2004 – $14 million) in Brazilian reais equivalent to R$30 million (2004 – R$38 million). The weighted average interest rate at December 31, 2005 was 6.9% (2004 – 6.8%).
Residential properties debt represents amounts drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family homes and condominiums and redrawn to finance the construction of new homes.
Subsidiary borrowings include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $434 million (2004 – $393 million) of subsidiary obligations relating to the company’s international operations subject to credit rating provisions, which are supported by corporate guarantees.
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Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

	Residential	Power	Timberlands &
MILLIONS	Properties	Generation	Infrastructure	Other	Total

2006	$701	$86	$2	$192	$981
2007	384	—	—	11	395
2008	41	—	1	47	89
2009	9	388	1	6	404
2010	2	—	2	—	4
Thereafter	—	—	31	606	637

Total	$1,137	$474	$37	$862	$2,510

The fair value of property specific mortgages and subsidiary borrowings exceeds the company’s carrying values by $284 million (2004 – $205 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.
9. CORPORATE BORROWINGS

MILLIONS	Market	Maturity	Annual Rate	Currency	2005	2004

Term debt	Public – Canadian	October 5, 2005	7.35%	C$	$—	$104
	Public – Canadian	December 1, 2006	8.35%	C$	108	104
	Public – Canadian	June 1, 2007	7.25%	C$	108	105
	Public – U.S.	December 12, 2008	8.13%	US$	300	300
	Public – U.S.	March 1, 2010	5.75%	US$	200	200
	Public – U.S.	June 15, 2012	7.13%	US$	350	350
	Private – Canadian	July 16, 2021	5.50%	C$	43	—
	Public – U.S.	March 1, 2033	7.38%	US$	250	250
	Public – Canadian	June 14, 2035	5.95%	C$	258	—
	Private – Canadian	Various		C$	3	13
Commercial paper and bank borrowings		Various	BA-based	C$ / US$	—	249

Total					$1,620	$1,675

Term debt borrowings have a weighted average interest rate of 7.1% (2004 – 7.3%), and include $520 million (2004 – $326 million) repayable in Canadian dollars equivalent to C$603 million (2004 – C$390 million).
Commercial paper and bank borrowings is principally commercial paper issued by the company. Commercial paper obligations are backed by the company’s bank credit facilities, which are in the form of a four year revolving term facility. These borrowings are at floating rates and had a weighted average interest rate of 2.5% as at December 31, 2004.
During 2005, the company issued C$300 million of 5.95% publicly traded term debt due June 2035, and C$50 million of privately held term debt due July 2021, secured by coal royalty assets held by the company.
Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2006	$110
2007	108
2008	300
2009	—
2010	200
Thereafter	902

Total	$1,620

76      Brookfield Asset Management    |    2005 Annual Report

The fair value of corporate borrowings at December 31, 2005 exceeds the company’s carrying values by $113 million (2004 – $167 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.
10. ACCOUNTS PAYABLE AND OTHER LIABILITIES

MILLIONS	Note	2005	2004

Accounts payable	(a)	$2,707	$1,749
Other liabilities	(b)	1,629	970
Future income tax liability	(c)	14	—
Exchangeable debentures	(d)	211	—

Total		$4,561	$2,719

(a) Accounts Payable

MILLIONS	2005	2004

Property	$708	$578
Power generation	208	100
Timberlands and infrastructure	30	—
Specialty funds	30	—
Insurance deposits, claims and other	1,376	717
Other	355	354

Total	$2,707	$1,749

(b) Other Liabilities
Other liabilities include the fair value of the company’s obligations to deliver securities it did not own at the time of sale and obligations pursuant to financial instruments recorded as liabilities. Levelized interest expense balances related to the consolidation of Louisiana HydroElectric during the year are also included in other liabilities.
(c) Future Income Tax Liabilities / Assets

MILLIONS	2005	2004

Tax assets related to operating and capital losses	$(910)	$(941)
Tax liabilities related to differences between tax and book base	924	885

Future income tax liability	$14	$(56)

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $694 million (2004 – $739 million) that relate to non-capital losses which expire over the next seven to ten years, and $72 million (2004 – $52 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $144 million (2004 – $150 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $456 million (2004 – $400 million). The tax liabilities represent the cumulative amount of tax payable on the differences between the book values and tax values of the company’s assets and liabilities at the rates expected to be effective at the time differences are anticipated to reverse.
(d) Exchangeable Debentures
A subsidiary of the company issued debentures that are exchangeable for and secured by 20 million common shares of Norbord and mature on September 30, 2029. The carrying value of the debentures is adjusted to reflect the market value of the underlying Norbord shares, which at December 31, 2005 was $211 million, and any change in value is recorded in income. While the company was required to deconsolidate the subsidiary that holds the exchangeable debenture under variable interest accounting, and presents its obligation as a secured demand loan in accounts payable, the underlying obligation remains that of the exchangeable debenture.
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11. CAPITAL SECURITIES
The company has the following capital securities outstanding:

MILLIONS	Note	2005	2004

Corporate preferred shares and preferred securities	(a)	$669	$647
Subsidiary preferred shares	(b)	929	901

Total		$1,598	$1,548

(a) Corporate Preferred Shares and Preferred Securities

	Shares		Cumulative
	Outstanding	Description	Distribution Rate	Currency	2005	2004
					(MILLIONS)
Class A Preferred Shares	10,000,000	Series 10	5.75%	C$	$215	$209
	4,032,401	Series 11	5.50%	C$	87	84
	7,000,000	Series 12	5.40%	C$	151	146

Preferred Securities	5,000,000	due 2050	8.35%	C$	108	104
	5,000,000	due 2051	8.30%	C$	108	104

Total					$669	$647

Subject to the Toronto Stock Exchange, the Series 10, 11 and 12 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
Class A Preferred Shares	Redemption Date	Conversion Option	Conversion Option

Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash or the delivery to a trustee for sale of sufficient preferred shares or common shares of the company.
(b) Subsidiary Preferred Shares

	Shares		Cumulative
	Outstanding	Description	Dividend Rate	Currency	2005	2004
					(MILLIONS)
Class AAA Preferred Shares	8,000,000	Series F	6.00%	C$	$172	$167
	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	173	167
	8,000,000	Series I	5.20%	C$	172	167
	8,000,000	Series J	5.00%	C$	172	166
	6,000,000	Series K	5.20%	C$	130	124

Total					$929	$901

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During 2004, the company’s real estate operations issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total cash proceeds of C$350 million.

	Earliest Permitted	Company’s	Holder’s
Class AAA Preferred Shares	Redemption Date	Conversion Option	Conversion Option

Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

12. NON-CONTROLLING INTERESTS IN NET ASSETS
Non-controlling interests represent the common and preferred equity in consolidated entities that is owned by other shareholders.

MILLIONS	2005	2004

Common equity
Property operations	$1,196	$1,226
Power generation	213	194
Timberlands and infrastructure	257	—
Other	143	110

	1,809	1,530
Preferred equity	175	250

Total	$1,984	$1,780

13. PREFERRED EQUITY
The following Class A preferred shares are issued and outstanding:

				Issued and Outstanding
	Rate		Term	2005	2004	2005	2004
						(MILLIONS)
Class A Preferred Shares
Series 2	70% P		Perpetual	10,465,100	10,465,100	$169	$169
Series 3[1]	B.A. + 40 b.p.		Perpetual	—	1,171	—	75
Series 4	70% P/8.5%		Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P		Perpetual	1,049,792	1,049,792	17	17
Series 9	5.63%		Perpetual	2,950,208	2,950,208	47	47
Series 13	70% P		Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.	[2]	Perpetual	2,000,000	2,000,000	42	42

						$515	$590

1	Redeemed November 8, 2005

2	Rate determined in a quarterly auction

P – Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points
The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A, Series 3 preferred shares which had a par value of C$100,000 per share.
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During 2005, the company redeemed all of the outstanding Class A, Series 3 preferred shares.
On December 31, 2004, the company issued 9,297,700 Series 13 preferred shares and 2,000,000 Series 15 preferred shares as a result of the amalgamation of the company and its wholly-owned funds management subsidiary.
14. COMMON EQUITY
The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.
The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate		Maturity	2005	2004

Convertible Notes
Series I1	B.A. + 40 b.p.	[2]	2085	$ —	$ 9
Series II1	3.9%[3]		2088	—	2

				—	11
Class A and B common shares				1,199	1,226
Retained earnings				3,321	1,944
Cumulative translation adjustment				(6)	96

Common equity				$ 4,514	$ 3,277

NUMBER OF SHARES
Class A common shares				257,502,448	258,620,702
Class B common shares				85,120	85,120

				257,587,568	258,705,822
Unexercised options				12,612,987	12,181,392
Reserved for conversion of subordinated notes				—	824,927

Total diluted common shares				270,200,555	271,712,141

1	Fully converted and redeemed in 2005

2	Rate determined in a semi-annual auction, maximum 10%

3	Rate determined as 120% of the current common share dividend

B.A. – Banker’s Acceptance Rate b.p. – Basis Points
(a) Convertible Notes
The Convertible Notes were subordinate to the company’s senior debt and the company could, at its option, pay principal and interest due on the notes in Class A common shares of the company.
The Series I and II Convertible Notes which were not otherwise converted were redeemed in 2005.
(b) Class A and Class B Common Shares
The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.
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During 2005 and 2004, the number of issued and outstanding common shares changed as follows:

MILLIONS	2005	2004

Outstanding at beginning of year	258,705,822	256,120,610
Issued (repurchased):
Dividend reinvestment plan	48,356	72,539
Management share option plan	1,542,880	382,430
Conversion of debentures and other	1,269,122	2,967,334
Fractional shares cancelled in relation to stock split	—	(12,186)
Issuer bid purchases	(3,978,612)	(824,905)

Outstanding at end of year	257,587,568	258,705,822

In 2005, under substantial and normal course issuer bids, the company repurchased 3,978,612 (2004 – 824,905) Class A common shares at a cost of $162 million (2004 – $19 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $21 million (2004 – $6 million).
(c) Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2005	2004

Net income	$1,662	$555
Convertible note interest	—	(1)
Preferred share dividends	(35)	(24)

Net income available for common shareholders	$1,627	$530

Weighted average outstanding common shares	259.6	257.6
Dilutive effect of the conversion of notes and options using treasury stock method	6.4	6.1

Common shares and common share equivalents	266.0	263.7

The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
(d) Stock-Based Compensation
Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2005, the company granted 2,694,150 (2004 – 1,527,545) options with an average exercise price of C$46.25 (2004 – C$30.07) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2004 – 7.5 year), 12% volatility (2004 – 12%), a weighted average expected dividend yield of 1.5% (2004 – 2.3%) annually and an interest rate of 3.9% (2004 – 4.0%). The cost of $13 million (2004 – $5 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.
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The changes in the number of options during 2005 and 2004 were as follows:

	2005			2004
		Weighted			Weighted
	Number of	Average		Number of	Average
	Options	Exercise		Options	Exercise
	(000’S)	Price		(000’S)	Price

Outstanding at beginning of year	12,181	C$	18.70	11,363	C$	16.94
Granted	2,694		46.25	1,527		30.07
Exercised	(1,543)		15.28	(382)		15.13
Cancelled	(236)		26.84	(327)		14.95
Converted	(483)		13.33	—		—

Outstanding at end of year	12,613	C$	25.05	12,181	C$	18.70

Exercisable at end of year	6,793			7,069

At December 31, 2005, the following options to purchase Class A common shares were outstanding :

		Weighted	Number
Number Outstanding		Average	Exercisable
(000’S)	Exercise Price	Remaining Life	(000’S)

1,285	C$8.80 – C$12.80	3.8 yrs.	1,285
2,710	C$12.87 – C$19.27	4.4 yrs.	2,135
4,512	C$19.60 – C$27.64	4.9 yrs.	3,085
1,462	C$30.07 – C$37.42	8.1 yrs.	288
2,644	C$45.94 – C$54.68	9.2 yrs.	—

12,613			6,793

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, qualifying officers and directors may choose to receive all or a percentage of their annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to match its exposure to the change in share prices in respect of vested DSUs and RSAUs, although its operating subsidiaries do not. The value of the vested and unvested DSUs and RSAUs as at December 31, 2005 was $189 million (2004 – $87 million), which is partially offset by the receivable in respect of hedging arrangements.
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2005, including those of operating subsidiaries, totalled $66 million (2004 – $39 million), net of the impact of hedging arrangements.
15. RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS
The company and its subsidiaries use selectively derivative financial instruments principally to manage risk.
Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize counterparty credit risk through collateral and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.
82       Brookfield Asset Management    |   2005 Annual Report

The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.
The notional amount of the company’s derivative positions at the end of 2005 and 2004 are as follows:

MILLIONS	Note	Units	2005	2004

Foreign exchange	(a)	US$	$1,450	$5,369
Interest rates	(b)	US$	1,240	2,079
Credit default swaps	(c)	US$	797	—
Equity derivatives	(d)	US$	604	106
Commodity instruments (energy)	(e)	GWh	6.7	5.5

(a) Foreign Exchange
At December 31, 2005, the company held foreign exchange contracts with a notional amount of $1,113 million (2004 – $2,911 million) at an average exchange rate of $1.280 (2004 – $1.270) to manage its Canadian dollar exposure. At December 31, 2005, the company held foreign exchange contracts with a notional amount of $337 million (2004 – $574 million) at an average exchange rate of $1.784 (2004 – $1.904) to manage its British pounds exposure. All of the foreign exchange contracts at December 31, 2005 had a maturity of less than two years.
At December 31, 2004, the company’s Canadian dollar functional subsidiaries held U.S. dollar foreign exchange contracts with a notional amount of $1,884 million at an average exchange rate of $1.249. All foreign exchange contracts held by the company in 2005 and 2004 were carried in the company’s accounts at market value. No such contracts were held by the company’s Canadian dollar functional subsidiaries as at December 31, 2005.
Included in 2005 income are net gains on foreign currency amounting to $76 million (2004 – losses of $3 million) and included in the cumulative translation adjustment account are gains net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $11 million (2004 – losses of $154 million), which offset translation gains on the underlying net assets.
(b) Interest Rates
At December 31, 2005, the company also held interest rate swap contracts having a notional amount of $840 million (2004 – $1,300 million) with a replacement value in excess of that recorded in the company’s accounts of $13 million (2004 – $32 million). These contracts expire over a 10-year period.
At December 31, 2005, the company’s subsidiaries held interest rate swap contracts having a notional amount of $400 million (2004 – $779 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $nil (2004 – $5 million), and contracts with a replacement value in excess of that recorded in the company’s accounts of $nil (2004 – $5 million).
(c) Credit Default Swaps
As at December 31, 2005, the company was counterparty to credit default swaps with an aggregate notional amount of $797 million 2004 – $nil). Credit default swaps are over-the-counter contracts which are designed to compensate the purchaser for any deterioration in value of an underlying reference asset upon the occurrence of predetermined credit events. The company is entitled to receive payment in the event of a predetermined credit event for up to $775 million of the notional amount and could be required to make payment in respect of $22 million of the notional amount.
(d) Equity Derivatives
At December 31, 2005, the company held equity derivatives with a notional amount of $604 million (2004 – $106 million) recorded in the balance sheet at an amount equal to replacement value. Approximately one-half of the notional amount represents a hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s capital markets investment activities. The replacement values of these instruments were reflected in the company’s consolidated financial statements at year end.
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(e) Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2005, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $88 million (2004 – $70 million), as well as contracts with a replacement value below that recorded in the company’s accounts of $32 million (2004 – in excess of that recorded in the company’s accounts of $63 million), which represents a net payable to the company of $120 million (2004 – $7 million).
(f) Commitments, Guarantees and Contingencies
The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.
In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2005, the company and its subsidiaries had $737 million (2004 – $445 million) of such commitments outstanding. The company maintains credit facilities and other financial assets to fund these commitments.
The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.
The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.
The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
(g) Insurance
The company conducts insurance operations as part of its asset management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2005, the company held insurances assets of $445 million (2004 – $532 million) which were offset in each year by an equal amount of reserves and other liabilities. Net underwriting income earned on reinsurance operations was $3 million (2004 – $15 million) representing $550 million (2004 – $637 million) of premium and other revenues offset by $547 million (2004 – $622 million) of reserves and other expenses.
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MILLIONS	2005	2004

Assets
Cash and equivalents	$92	$58
Restricted cash	146	95
Securities	1,570	917
Loans and notes receivable	48	21
Accounts receivable and other	171	131

	$2,027	$1,222

Liabilities
Accounts payable
Deposit liabilities	$848	$483
Claims and other	528	234
Borrowings	57	10
Non-controlling interests	99	100

Net Assets	$495	$395

16. REVENUES LESS DIRECT OPERATING COSTS
Direct operating costs include all attributable expenses except interest, depreciation and amortization, non-controlling interest in income and tax expenses. The details are as follows:

	2005			2004
MILLIONS	Revenue	Expenses	Net	Revenue	Expenses	Net

Property operations	$3,161	$1,951	$1,210	$2,687	$1,714	$973
Power generation	800	331	469	469	201	268
Timberlands and infrastructure	170	106	64	99	73	26
Specialty funds	58	4	54	58	10	48
Investment and other income	785	558	227	387	199	188

	$4,974	$2,950	$2,024	$3,700	$2,197	$1,503

17. NON-CONTROLLING INTERESTS
Non-controlling interests of others is segregated into the share of income before certain items and their share of those items, which include depreciation and amortization and taxes and other provisions attributable to the non-controlling interest.

MILLIONS	2005	2004

Distributed as recurring dividends
Preferred	$12	$15
Common	109	73
Undistributed	113	100

Non-controlling interests expense	$234	$188

Non-controlling interests share of income prior to the following	$386	$360
Non-controlling interests share of depreciation and amortization, and future income taxes and other provisions	(152)	(172)

Non-controlling interests expense	$234	$188

During 2004, the company’s residential home building subsidiary paid a special dividend of $140 million to the holders of non-controlling interests in addition to recurring dividends as noted above.
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18. FUTURE INCOME TAXES AND OTHER PROVISIONS
The following table reflects the company’s effective tax rate at December 31, 2005 and 2004:

	2005	2004

Statutory income tax rate	37%	37%
Increase (reduction) in rate resulting from
Dividends subject to tax prior to receipt by the company	(1)	(1)
Portion of gains not subject to tax	(11)	—
Equity accounted earnings that have been tax effected by the investees	(2)	(14)
Other	(1)	1

Effective income tax rate	22%	23%

Future income taxes and other provisions include the following:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Future income taxes	$285	$151
Revaluation (gains) losses
Interest rate contracts	16	—
Norbord exchangeable debentures	10	(6)
Intangible assets	33	—
Foreign exchange on capital securities	—	113
Tax effect of revaluation gains and losses	(20)	2

	$324	$260

19. EQUITY ACCOUNTED INCOME
Equity accounted income (loss) includes the following:

MILLIONS	2005	2004

Falconbridge	$145	$205
Norbord	87	135
Fraser Papers	(13)	(8)

Total	$219	$332

20. JOINT VENTURES
The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts.

MILLIONS	2005	2004

Assets	$2,947	$2,419
Liabilities	1,857	1,456

Operating revenues	573	501
Operating expenses	279	233
Net income	109	116

Cash flows from operating activities	157	163
Cash flows from investing activities	(136)	23
Cash flows from financing activities	(76)	(5)

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21. POST-EMPLOYMENT BENEFITS
The company offers pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plan expense for 2005 was $4 million (2004 – $3 million). The discount rate used was 5% (2004 – 6%) with an increase in the rate of compensation of 4% (2004 – 4%) and an investment rate of 7% (2004 – 7%).

MILLIONS	2005	2004

Plan assets	$65	$57
Less: Accrued benefit obligation
Defined benefit pension plan	(86)	(71)
Other post unemployment benefits	(19)	(15)

Net liability	(40)	(29)
Less: Unamortized transitional obligations and net actuarial losses	23	11

Accrued benefit liability	$(17)	$(18)

22. SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2005	2004

Corporate borrowings
Issuances	$283	$207
Repayments	(362)	(110)

Net	$(79)	$97

Property specific mortgages
Issuances	$1,190	$1,192
Repayments	(133)	(212)

Net	$1,057	$980

Other debt of subsidiaries
Issuances	$467	$726
Repayments	(366)	(233)

Net	$101	$493

Common shares
Issuances	$21	$7
Repurchases	(162)	(19)

Net	$(141)	$(12)

Property
Proceeds of dispositions	$159	$222
Investments	(1,163)	(563)

Net	$(1,004)	$(341)

Securities
Securities sold	$36	$345
Securities purchased	(469)	(617)
Loans collected	291	108
Loans advanced	(81)	(1,141)

Net	$(223)	$(1,305)

Financial assets
Securities sold	$649	$241
Securities purchased	(682)	(167)

Net	$(33)	$74

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Cash taxes paid were $172 million (2004 – $93 million) and are included in current income taxes. Cash interest paid totalled $867 million (2004 – $613 million). Capital expenditures in the company’s power generating operations were $35 million (2004 – $35 million), and in property operations, were $40 million (2004 – $40 million).
23. SHAREHOLDER DISTRIBUTIONS

MILLIONS	2005	2004

Preferred equity	$35	$24

Common equity
Common share dividends	155	135
Convertible note interest	—	1

	155	136

Total	$190	$160

24. DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
The effects of the significant accounting differences between Canadian GAAP and U.S. GAAP on the company’s balance sheet and statement of income, retained earnings and cash flow for the years then ended are quantified and described in this note.
(a) Income Statement Differences
The significant differences in accounting principles between the company’s income statement and those prepared under U.S. GAAP are summarized in the following table:

MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2005	2004
		(restated - Note x)
Net income as reported under Canadian GAAP		$1,662	$555
Adjustments
Increase (reduction) of equity accounted income	(i)	4	(13)
Change in deferred income taxes	(ii)	(37)	10
Convertible note distributions	(iii)	—	(1)
Conversion of convertible notes	(iv)	4	—
Market value adjustments	(v)	18	1
Increase (decrease) in commercial property income	(vi)	(17)	24
Decrease in commercial property depreciation	(vii)	8	5
Decrease in residential property income	(viii)	(26)	—
Falconbridge equity accounted income and gains	(ix)	41	—
Foreign exchange and dividends on convertible preferred shares	(x)	88	128
Start-up costs and other	(xi)	(2)	(73)

Net income under U.S. GAAP		$1,743	$636
Preferred share dividends		(35)	(23)
Convertible preferred share dividends	(x)	(24)	(23)

Net income to shareholders under U.S. GAAP		$1,684	$590

Per share amounts under U.S. GAAP
Basic earnings per share		$6.49	$2.29
Diluted earnings per share		$6.33	$2.23

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(i) Equity accounted income
Under U.S. GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	U.S. GAAP

Start-up costs	Defer and amortize	Expense as incurred
Pension accounting	Valuation allowance	No valuation allowance /
additional minimum liability
Derivative instruments and hedging	See Note 1 and Note 15	See Note 24(a)(v)

Canadian GAAP requires recognition of a pension valuation allowance for an excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of income. U.S. GAAP does not specifically address pension valuation allowances. In 2002, U.S. regulators determined that such allowances would not be permitted under U.S. GAAP. In light of these developments, Falconbridge, Norbord and Fraser Papers eliminate the effects of recognizing pension valuation allowances.
(ii) Deferred income taxes
The change in deferred income taxes includes the tax effect of the income statement adjustments under U.S. GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under U.S. GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2005 and 2004, there were no differences between the substantively enacted rates used under Canadian GAAP and the enacted rates used under U.S. GAAP.
(iii) Convertible note distributions
Under Canadian GAAP, the company’s subordinated convertible notes are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under U.S. GAAP, the subordinated convertible notes would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income. There is no effect on basic or diluted net income per share. The company redeemed all of its remaining subordinated convertible note obligations during 2005.
(iv) Conversion of convertible notes
Under Canadian GAAP, the company’s subordinated convertible notes are treated as equity and converted into the company’s functional currency at historic rates. Under U.S. GAAP, the subordinated convertible notes are recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income.
(v) Market value adjustments
Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under U.S. GAAP, all trading securities are carried at market, with unrealized gains losses included in the determination of net income.
Under Canadian GAAP, derivatives that qualify for hedge accounting are generally off balance sheet. Under U.S. GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of the changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship, as well as the portions of hedges that are ineffective, are recognized in income.
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Market value adjustments for trading securities and derivative contracts carried at fair value for U.S. GAAP are as follows:

MILLIONS	2005	2004

Securities designated as Trading for U.S. GAAP	$1	$7
Derivative contracts recognized at fair value for U.S. GAAP	17	(6)

	$18	$1

The effects of accounting for derivatives in accordance with U.S. GAAP for the year ended December 31, 2005 resulted in a decrease in assets of $98 million (2004 – increase of $112 million), an increase in liabilities of $59 million (2004 – $72 million), a decrease in other comprehensive income of $156 million (2004 – $30 million) and a decrease in net income of $1 million (2004 –$8 million) as outlined in the table above. In 2004, there was a $2 million decrease in net income associated with the company’s equity accounted investments, which was included as a reduction of equity accounted income in note 24(a)(i). During the year ended December 31, 2005, there were no net derivative gains reclassified from other comprehensive income to income (2004 – $22 million).
(vi) Commercial property income
Prior to January 1, 2004, Canadian GAAP permitted the recognition of rental revenue over the term of the lease as it became due where increases in rent were intended to offset the estimated effects of inflation, whereas U.S. GAAP required that rental revenue be recognized on a straight-line basis over the term of the lease. The company adopted straight-line recognition of rental revenue for all its properties from January 1, 2004 onward, thereby harmonizing this policy with U.S. GAAP. In 2005, the company recorded a decrease to commercial property income of $15 million (2004 – $18 million) to reflect the adjustment required if straight-line rental revenue had been recognized from the outset of the lease as opposed to January 1, 2004 onward. The recognition of lease termination income can differ between U.S. GAAP and Canadian GAAP, and and resulted in a decrease to commercial property income in 2005 of $2 million (2004 – increase of $42 million).
(vii) Commercial depreciation
Straight-line depreciation was adopted by the company from January 1, 2004 onward which effectively harmonized Canadian GAAP with U.S. GAAP. In 2005, the company recorded an increase to U.S. GAAP net income of $8 million (2004 – $5 million) to reflect the adjustment required if straight-line depreciation had been recognized from the outset as opposed to January 1, 2004 onward.
(viii) Residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under U.S. GAAP, whereas this is not necessarily required under Canadian GAAP. Accordingly, residential development income decreases by $26 million for U.S. GAAP purposes.
(ix) Falconbridge
During 2005, the company sold substantially all of its interest in Falconbridge for proceeds of $2.7 billion. Under U.S. GAAP, the company’s carrying value of its investment in Falconbridge was $157 million lower than under Canadian GAAP due to U.S. GAAP adjustments in prior years. As a result, the gain on the disposition of the company’s interest in Falconbridge was increased by $41 million under U.S. GAAP.
(x) Foreign exchange and dividends on convertible preferred shares
Effective January 1, 2005, the company adopted the amendment to CICA Handbook Section 3860. The amendment requires certain of the company’s preferred share obligations that could be settled with a variable number of the company’s common equity to be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under U.S. GAAP, they continue to be treated as equity and corresponding distributions as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under U.S. GAAP, these preferred shares are treated
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as equity and are converted into the company’s functional currency at historical rates. As a result, the company has recorded the following adjustments for U.S. GAAP:

MILLIONS	2005	2004

Decrease to interest expense	$73	$62
Revaluation at historical rates	15	66

	88	128
Other preferred share adjustmens
Equity accounted income	—	12
Preferred security distributions	16	16
Conversion of preferred securities	15	16
Non-controlling interests	(49)	(39)
Preferred share dividends	(24)	(23)

	$46	$110

(xi) Start-up costs and other
Start-up costs and other has been adjusted for the differences between Canadian GAAP and U.S. GAAP and includes $10 million of income (2004 – $30 million of expense) related to start-up costs which are deferred and amortized under Canadian GAAP and expensed under U.S. GAAP, and $12 million of expense (2004 – $43 million) related to differences from the company’s operations in Brazil and non-controlling interests in the company’s property operations.
(b) Comprehensive Income
U.S. GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income is as follows:

MILLIONS	Note	2005	2004

Net income under U.S. GAAP		$1,743	$636
Market value adjustments	(i)	(142)	(52)
Minimum pension liability adjustment	(ii)	(47)	(7)
Foreign currency translation adjustments	(iii)	15	30
Taxes on other comprehensive income		66	10

Comprehensive income		$1,635	$617

(i) Market value adjustments
Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under U.S. GAAP, these investments generally meet the definition of available for sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income.
Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under U.S. GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income.
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Market value adjustments in other comprehensive income in 2005 and 2004 are recorded on the balance sheet as follows:

MILLIONS	2005	2004

Market value adjustments
Available for sale securities classified as:
Accounts receivable and other	$—	$12
Securities	12	(34)
Derivative power sales contracts designated as cash flow hedges classified as:
Accounts receivable and other	(106)	(20)
Accounts payable and other	(50)	—
Equity accounted investments	2	(10)

	$(142)	$(52)

(ii) Minimum pension liability adjustment
U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by Falconbridge, Norbord, Fraser Papers and Brookfield Power.
(iii) Foreign currency translation adjustments
Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self sustaining operations are revalued at current exchange rates. U.S. GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation account. The resulting changes in the carrying values of assets which arise for foreign currency conversion are not necessarily reflective of changes in underlying value.
(c) Balance Sheet Differences
The incorporation of the significant differences in accounting principles under Canadian GAAP and U.S. GAAP would result in the following presentation of the company’s balance sheet:

MILLIONS	Note	2005	2004

Assets
Cash and cash equivalents		$951	$455
Accounts receivable and other	(i)	4,449	3,055
Securities	(ii)	4,344	3,278
Loans and notes receivable		332	897
Property, plant and equipment	(iii)	15,292	11,621
Equity accounted investments	(iv)	552	1,680

Total assets under U.S. GAAP		$25,920	$20,986

Liabilities and shareholders’ equity
Non-recourse borrowings
Property specific mortgages		$8,756	$6,890
Other debt of subsidiaries		2,764	2,586
Corporate borrowings		1,620	1,675
Accounts and other payables		4,358	2,806
Convertible and subordinated notes		216	223
Non-controlling interests		2,740	2,566
Preferred equity		847	912
Common equity	(v)	4,619	3,328

Total liabilities and equity under U.S. GAAP		$25,920	$20,986

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Certain balances in 2004 have been adjusted to reflect the consolidation of variable interest entities (“VIEs”). The adjustments were primarily a result of the consolidation of the company’s equity interests in Louisiana HydroElectric Power. In 2005, Canadian GAAP harmonized with U.S. GAAP following the adoption of AcG-15.
The significant difference in each category between Canadian GAAP and U.S. GAAP are as follows:
(i) Deferred income taxes
The deferred income tax asset under U.S. GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2005	2004

Tax assets related to operating and capital losses	$1,074	$1,085
Tax liabilities related to differences in tax and book basis	(658)	(653)
Valuation allowance	(164)	(144)

Deferred income tax asset under U.S. GAAP	$252	$288

(ii) Securities
Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under U.S. GAAP, trading securities, which include all of the company’s short-term investments, are carried at market, with unrealized gains and losses in income.
Available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2005	2004

Securities and financial assets under Canadian GAAP	$4,240	$2,977
Reclassification to equity accounted investments	—	(4)
Consolidation of VIEs	—	189
Net unrealized gains (losses) for trading securities	(17)	(19)
Net unrealized gains on available for sale securities	121	135

Securities under U.S. GAAP	$4,344	$3,278

(iii) Joint ventures
Under U.S. GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method for investments that would otherwise be equity accounted under U.S. GAAP and meet certain other requirements. See also Note 20.
(iv) Equity accounted investments
The company’s equity accounted investments under U.S. GAAP include Norbord, Fraser Papers and other real estate and business services. During 2005, the company disposed of its investment in Falconbridge. These investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under U.S. GAAP.

MILLIONS	2005	2004

Investment under Canadian GAAP	$595	$1,944
Reclassification from securities and accounts receivable and other	—	(94)
Accumulated other comprehensive income (loss)	(134)	(95)
Retained earnings adjustment	91	(75)

Equity accounted investments under U.S. GAAP	$552	$1,680

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(v) Common equity

MILLIONS	2005	2004

Common equity under Canadian GAAP	$4,514	$3,277
Reversal of Canadian GAAP cumulative translation adjustment	6	(95)
Common shares	8	(1)
Paid in capital	28	45
Reclassification of convertible notes	—	(11)
Cumulative adjustments to retained earnings under U.S. GAAP	61	3
Accumulated other comprehensive income	2	110

Common equity under U.S. GAAP	$4,619	$3,328

As a result of the above adjustments, the components of common equity under U.S. GAAP are as follows:

MILLIONS	2005	2004

Common shares	$1,207	$1,226
Paid in capital	28	45
Accumulated other comprehensive income	2	110
Retained earnings	3,382	1,947

Common equity under U.S. GAAP	$4,619	$3,328

(d) Cash Flow Statement Differences
The summarized cash flow statement under U.S. GAAP is as follows:

MILLIONS	2005	2004

Cash flows provided from (used for) the following activities
Operating under Canadian GAAP	$830	$872
Convertible note interest	—	(1)

Operating under U.S. GAAP	830	871
Financing	1,013	1,732
Investing	(1,296)	(2,581)

Net increase in cash and cash equivalents under U.S. GAAP	$547	$22

(e) Changes in Accounting Policies
(i) EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”
This EITF requires the measurement of the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable in determining earnings per share. EITF 03-6 is effective for the company’s 2005 fiscal year, and requires retroactive adjustment to earnings per share presented for prior periods. The adoption of this EITF did not have a material impact on the company.
(ii) FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”
Effective for December 31, 2005, the company adopted FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations.” This interpretation clarifies that the term, conditional asset retirement obligation, in FASB statement 143,” Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value
94     Brookfield Asset Management  |   2005 Annual Report

of the liability can be reasonable estimated. The fair value of the liability for the conditional asset retirement obligation is recognized as incurred, generally when the asset is acquired, constructed or during the normal operations of the asset. The adoption of this interpretation did not have a material impact on the company.
(f) Future Accounting Policy Changes
(i) SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. This statement is effective for fiscal years beginning after December 15, 2005.
(ii) SFAS 123R, “Share-Based Payment”
In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.
In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment,” which expresses the SEC staff’s views on SFAS 123R and is effective upon adoption of SFAS 123R. Pursuant to the SEC’s announcement in April 2005, companies are allowed to implement the standard at the beginning of their next fiscal year, instead of their next reporting period, that begins after June 15, 2005. SFAS 123R and its related FSPs are effective for the company as of January 1, 2006. The company is assessing the impact of adopting SFAS 123R on our financial positions and results of operations, but believes that its adoption will not have a significant impact.
25. SEGMENTED INFORMATION
The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has four reportable segments:
(a)	property operations, which are principally commercial office properties, residential development and home building operations, located primarily in major North American cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(c)	timberlands and infrastructure operations, which are predominantly high quality private timberlands on the west coast of Canada and in Brazil and electrical transmission and distribution systems located in northern Ontario; and

(d)	specialty funds, which include the company’s bridge lending, real estate finance and restructuring funds along with the company’s public securities operations and are managed for the company and for institutional partners.
Non-operating assets and related revenue, cash flow and income are presented as financial assets and other.
Brookfield Asset Management  |  2005 Annual Report     95

Revenue, net income and assets by reportable segments are as follows:

	2005			2004
		Net			Net
MILLIONS	Revenue	Income	Assets	Revenue	Income	Assets

Property
Core office properties	$1,146	$690	$8,688	$1,070	$662	$7,089
Residential properties	1,936	496	1,205	1,603	305	818
Development properties	11	6	942	5	1	950
Real estate services	68	18	39	9	5	51
Power generation	800	469	3,568	469	268	2,951
Timberlands and infrastructure	170	64	1,018	99	26	184
Specialty funds	58	54	480	58	48	873
Other	282	147	6,523	199	196	3,597

	4,471	1,944	22,463	3,512	1,511	16,513
Financial assets and other	774	216	3,122	383	188	1,624
Investments	11	1,580	473	4	332	1,870

	$5,256	3,740	$26,058	$3,899	2,031	$20,007
Cash interest and other cash expenses		1,532			1,137
Depreciation, taxes and other non-cash items		546			339

Net income from continuing operations		$1,662			$555

Revenue and assets by geographic segments are as follows:

	2005		2004
MILLIONS	Revenue	Assets	Revenue	Assets

United States	$3,484	$12,633	$2,374	$9,943
Canada	1,323	9,463	1,172	6,729
International	449	3,962	353	3,335

Revenue / Assets	$5,256	$26,058	$3,899	$20,007

96     Brookfield Asset Management  |  2005 Annual Report

Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)	2005		2004		2003		2002		2001

Per Common Share (fully diluted)
Book value		$17.72		$12.76		$11.23		$9.90		$10.35
Cash flow from operations		3.28		2.32		2.14		1.58		1.37
Cash return on book equity		21%		19%		18%		16%		13%
Net income		6.12		2.02		0.78		0.14		0.65
Market trading price — NYSE		$50.33		$36.01		$20.36		$13.67		$12.04
Market trading price — TSX	C$	58.61	C$	43.15	C$	26.49	C$	21.17	C$	19.17
Dividends paid		$0.59		$0.55		$0.49		$0.43		$0.43
Common shares outstanding
Basic		257.6		258.7		256.1		261.2		254.7
Diluted		270.2		271.7		271.3		275.9		264.5
Total (millions)
Total assets under management		$49,700		$27,146		$23,108		$19,000		$17,000
Consolidated balance sheet assets		26,058		20,007		16,309		14,422		13,792
Non-recourse borrowings
Property specific mortgages		8,756		6,045		4,881		4,992		4,503
Other debt of subsidiaries		2,510		2,373		2,075		1,867		1,988
Corporate borrowings		1,620		1,675		1,213		1,035		826
Common equity		4,514		3,277		2,898		2,625		2,668
Revenues		5,256		3,899		3,370		3,064		3,042
Operating income		2,355		1,825		1,532		1,214		1,163
Cash flow from operations		908		626		590		469		388
Net income		1,662		555		232		83		201

Brookfield Asset Management   |   2005 Annual Report      97

Corporate Governance
The company and our Board of Directors are committed to working together to achieve strong and effective corporate governance, with the objective of promoting the long term interests of the company and the enhancement of value for all shareholders. We continue to review and improve our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are comprehensive and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Statement of Corporate Governance Practices is set out in full in the Management Information Circular mailed each year to all our shareholders along with the Notice of our Annual Meeting. This Statement is also available on our web site, www.brookfield.com, at “Investor Centre / Corporate Governance.”
We also post on our web site the following documents referred to in this Statement — the Mandate of our Board of Directors, the Charter of Expectations for Directors, the Charters of the Board’s three Standing Committees (Audit, Governance & Nominating, and Management Resources & Compensation), Board Position Descriptions, our Corporate Disclosure Policy and our Code of Business Conduct.
Cautionary Statement Regarding Forward Looking Statements
This Annual Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the U.S. Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This Annual Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing the company’s results.
98      Brookfield Asset Management  |  2005 Annual Report

Brookfield Board of Directors
Board of Directors
Robert J. Harding, FCA
Chairman
The Hon. James J. Blanchard
Partner
Piper Rudnick LLP
Jack L. Cockwell
Group Chairman
Marcel R. Coutu*
President and Chief Executive Officer
Canadian Oil Sands Limited
William A. Dimma, C.M.,O.ONT.
Chairman
Home Capital Group Inc.
The Hon. J. Trevor Eyton, O.C.
Member of the Senate of Canada
J. Bruce Flatt
Chief Executive Officer
James K. Gray, O.C.
Founder and former CEO
Canadian Hunter Exploration Ltd.
David W. Kerr
Corporate Director
Lance M. Liebman
Director
American Law Institute
Philip B. Lind, C.M.
Vice-Chairman,
Rogers Communications Inc.
The Hon. Roy MacLaren, P.C.
Corporate Director and former
High Commissioner to the United Kingdom
G. Wallace F. McCain, O.C., O.N.B.
Chairman, Maple Leaf Foods Inc.
Dr. Jack M. Mintz
President and CEO
C.D. Howe Institute
James A. Pattison, O.C., O.B.C.*
Chief Executive Officer
The Jim Pattison Group
George S. Taylor
Corporate Director
Details on Brookfield’s Directors are provided in the Management Information Circular and on Brookfield’s web site * Director-elect
Chairmen
Jack L. Cockwell
Group Chairman
Gordon E. Arnell
Commercial Property
Ian G. Cockwell
Residential
Jack Delmar
Brazil
Edward C. Kress
Power Generation
Timothy R. Price
Funds Management
John E. Zuccotti
United States
Affiliate and Advisory Board Members
Alex G. Balogh
Former Chair and CEO
Falconbridge Limited
Lorraine D. Bell
Corporate Director
Rorke B. Bryan
Dean, Faculty of Forestry
University of Toronto
André Bureau, O.C.
Chairman, Astral Media Inc.
William T. Cahill
Deputy Director
Citicorp Real Estate, Inc.
Dian Cohen, C.M.
President, DC Productions Ltd.
The Hon. William G. Davis, P.C., C.C.
Counsel, Torys
Pierre Dupuis
Former Vice President and COO
Dorel Industries Inc.
Joan H. Fallon
Principal
JH Fallon & Associates
Robert A. Ferchat, FCA
Former Chair and CEO
BCE Mobile Communications Inc.
Gordon E. Forward
Former Vice Chairman
Texas Industries Inc.
Roderick D. Fraser, O.C.
President
University of Alberta
Paul Gagné
Former CEO, Avenor Inc.
Kenneth W. Harrigan, O.C.
Former Chair and CEO
Ford Motor Company of Canada, Limited
Allen Karp, O.C.
Chairman Emeritus
Cineplex Odeon Corp.
Brian Kenning
Corporate Director
Marvin Jacob
Partner, Weil Gotshal & Manges LLP
Gail Kilgour
Corporate Director
O. Allan Kupcis
Chairman, Canadian Nuclear Assoc.
John Lacey
Chairman, Alderwoods Group Inc.
Aldéa Landry
President, Landal Inc.
Bruce T. Lehman
Principal, Armada LLC
Sidney A. Lindsay
Corporate Director
John MacIntyre
Independent Financial Advisor
TD Capital Group Limited
Paul D. McFarlane
Corporate Director and
Former Executive, CIBC
Robert J. McGavin
Corporate Director
Margot Northey
Former Dean
Queen’s University School of Business
Michael F.B. Nesbitt
Chairman
Montrose Mortgage Corporation Ltd.
Allan S. Olson
President and CEO
First Industries Corporation
Sam Pollock, O.C.
Former Chair, Toronto Blue Jays
Linda Rabbit
CEO and Founder
Rand Construction Corporation
David M. Sherman
Co-Managing Member
Metropolitan Real Estate Equity Management
Saul Shulman
Partner, Goodman and Carr
Robert L. Stelzl
Former Director and Principal
Colony Capital, LLC
Peter Tanaka
Independent Financial Advisor
Michael D. Young
Principal, Quadrant Capital Partners, Inc.
Don S. Wells
Former Executive Vice-President
Royal Bank Financial Group
William C. Wheaton
Professor of Economics and Director
MIT Center for Real Estate
Brookfield Asset Management  |  2005 Annual Report     99

Brookfield Management
Managing Partners
Barry Blattman
Business Development
Jeffrey M. Blidner
Infrastructure and Power
Richard B. Clark
Commercial Property
Bryan K. Davis
Finance
J. Bruce Flatt
Chief Executive Officer
Harry A. Goldgut
Power Generation
Joseph Freedman
General Counsel
Clifford Lai
Public Markets
Brian D. Lawson
Chief Financial Officer
Richard Legault
Power Generation
Cyrus Madon
Specialty Funds
Marcelo J.S. Marinho
Business Development
George E. Myhal
Chief Operating Officer
Sam J.B. Pollock
Private Equity
Bruce K. Robertson
Public Market Funds
Senior Executives
Holly Allen
Bridge Fund
David D. Arthur
Property Opportunity Fund
Richard Bordeleau
Power Generation
Andrea Balkan
Property Finance
James Black
Research
Eric Bonner
Timber
Dominick V. Bonanno
Public Markets
David Boyle
Fund Development
G. Mark Brown
Commercial Property
Reid Carter
Timber Funds
Renato Cavalini
Rural Land
Kevin Charlebois
Public Markets
Colin L. Clark
Power Generation
Brydon Cruise
Property Advisory
Luis D’Alphonse
International Advisory
John Dolan
Public Markets
Thomas F. Farley
Commercial Property
John Feeney
Marketing
Gary Franko
Restructuring Fund
Dennis H. Friedrich
Commercial Property
Dominic Gammiero
Operations
J. Peter Gordon
Operations
Alexander Greene
Restructuring Fund
Paul G. Kerrigan
Residential Property
Brian W. Kingston
Property Advisory
Stephane Landry
Power Generation
Craig J. Laurie
Commercial Property
Marcos Levy
Residential Property
Julie S. Madnick
Public Markets
Kelly J. Marshall
Corporate Finance
Pierre McNeil
Operations
D. Anthony Molluso
Operations
Alan Norris
Residential Property
Lori A. Pearson
Human Resources
Bill Powell
Property Finance
Jim Reid
Energy
Luiz Renha
Power Generation
Michelle Russell-Dowe
Public Markets
J. Barrie Shineton
Operations
Jack S. Sidhu
Treasury
Darshan Sihota
Timber
John Stinebaugh
Power Generation
Joseph G. Syage
Public Markets
John C. Tremayne
Operations
Donald Tremblay
Power Generation
Benjamin M. Vaughan
Power Generation
Katherine C. Vyse
Investor Relations, Communications
100      Brookfield Asset Management  |  2005 Annual Report

Shareholder Information
Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brookfield.com. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-365-9642
Web Site:	www.brookfield.com
E-Mail:	enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM, BAM.LV.A	New York, Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Preferred Securities
8.35%	BAM.PR.S	Toronto
8.30%	BAM.PR.T	Toronto
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2005 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Annual and Special Meeting of Shareholders
The company’s 2006 Annual and Special Meeting of Shareholders will be held at 10:30 a.m. on Friday, April 28, 2006 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast on our web site at www.brookfield.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.
Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities [2]
8.35% and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

1	All dividend payments are subject to declaration by the Board of Directors

2	Interest payments
Brookfield Asset Management  |  2005 Annual Report      101

Brookfield Asset Management Inc.  www.brookfield.com  NYSE/TSX: BAM
Corporate Office Information:
Toronto — Canada
Suite 300, BCE Place
181 Bay Street, Box 762
Toronto, Ontario M5J 2T3
T   416-363-9491
F   416-365-9642
Vancouver — Canada
Box 11179, Royal Centre
1055 West Georgia St., Suite 2050
Vancouver, B.C. V6E 3R5
T   604-669-3141
F   604-687-3419
New York — United States
Three World Financial Center
200 Vesey Street, 11th Floor
New York, New York 10281-0221
T   212-417-7000
F   212-417-7196
Calgary — Canada
Suite 3370, Petro-Canada West
150 — 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
T   403-663-3336
F   403-663-3340
London — United Kingdom
One Canada Square
28th Floor, Canary Wharf
London E14 5DY
T   44 (207) 956-8265
F   44 (207) 956-8654
Brasilia — Brazil
SHIS, Q1 15, Conjunto 05, Casa 02/04
Lago Sul — Brasilia
Distrito Federal CEP: 71.635-250
T   55 (61) 2323-9100
F   55 (61) 2323-9198